Exhibit 99.1
Sun Life Financial Inc.

Notice of Annual Meeting
of Common Shareholders
May 10, 2006
and
Management Information Circular

Dear Shareholder:
You are invited to attend the Annual Meeting of Common Shareholders of Sun Life Financial Inc. to be held at The Carlu, 444 Yonge Street (at College Street), 7th Floor, Toronto, Ontario, Canada on Wednesday, May 10, 2006 at 10:00 a.m. (Toronto time).
The business of the meeting is described in the accompanying Notice of Meeting and Management Information Circular.
The meeting will be held at the same time and in the same place as the Annual Meeting of the Policyholders and the sole Shareholder of Sun Life Assurance Company of Canada. The formal business of each meeting will be conducted separately but the management presentations at the meeting will be addressed jointly to the shareholders and the policyholders present, and a joint question and answer period will be held after the formal business of the meetings.
Your participation in the meeting is important regardless of the number of shares you hold. If you cannot attend the meeting, please vote by completing the form of proxy and returning it by no later than 5:00 p.m. (Toronto time) on Monday, May 8, 2006 in the manner described in the Management Information Circular. If your shares are held in the name of a nominee, you should consult the Management Information Circular for information about how to vote your shares.
We look forward to seeing you at the meeting.

Ronald W. Osborne
Chairman of the Board

Donald A. Stewart
Chief Executive Officer

Si vous désirez recevoir l’avis de convocation à l’assemblée annuelle et la circulaire d’information en français, veuillez communiquer avec le secrétaire en écrivant au 150 rue King Ouest, 6e étage, Toronto (Ontario) Canada M5H 1J9, en composant le 1 800 786-5433, ou encore en envoyant un courriel à actionnairesindividuels@sunlife.com.

Sun Life Financial Inc.
(the “Corporation”)
Notice of Annual Meeting
May 10, 2006
The Annual Meeting of Common Shareholders of Sun Life Financial Inc. will be held at The Carlu, 444 Yonge Street, 7th Floor, Toronto, Ontario, Canada on Wednesday, May 10, 2006 at 10:00 a.m. (Toronto time), for the following purposes:
1.	to receive the consolidated financial statements of the Corporation for the year ended December 31, 2005, together with the reports of the auditor and the actuary on those statements;

2.	to elect directors;

3.	to appoint auditors;

4.	to consider a proposal submitted by a shareholder set out in Schedule C of the attached Management Information Circular; and

5.	to transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment.
The meeting will be held at the same time and in the same place as the annual meeting of Sun Life Assurance Company of Canada. The Management Information Circular, which follows this Notice of Annual Meeting, is your guide to understanding the business that will be dealt with at the meeting.
The number of eligible votes that may be cast at the meeting as of March 21, 2006 is 581,374,525. If you were a shareholder of record at the close of business on March 21, 2006 you are entitled to receive notice of and to vote at the meeting. If you cannot attend the meeting, please vote by completing the form of proxy and returning it in the return envelope provided or fax it to 416-368-2502. For your vote to be recorded your proxy form must be received no later than 5:00 p.m. (Toronto time) on Monday, May 8, 2006 by our transfer agent, CIBC Mellon Trust Company or our co-agents. For further information please see the section entitled How to Vote Your Shares in the accompanying Management Information Circular.
If the meeting is adjourned, your proxy form must be received in the manner described above, no later than 5:00 p.m. (Toronto time) on the second business day before the meeting is reconvened.
By order of the Board of Directors,
Joan M. Wilson
Vice-President and Corporate Secretary
March 21, 2006

MANAGEMENT INFORMATION CIRCULAR 2006
Table of Contents

Voting Information	1

Business of the Meeting	4

Compensation of Directors	12

Report on Corporate Governance	16

Reports of Board Committees	19

Report on Executive Compensation	24

Pension Arrangements	37

Securities Authorized for Issuance under Equity Compensation Plans	45

Indebtedness of Directors, Executive Officers and Senior Officers	46

Interests of Insiders in Material Transactions	46

Performance Graph	46

Normal Course Issuer Bid	47

Directors’ and Officers’ Liability Insurance	47

Additional Information	47

Contacting the Board of Directors	47

Directors’ Approval	47

Schedule A – Charter of the Board of Directors	48

Schedule B – Sun Life Financial Inc.’s Alignment with the	54
New York Stock Exchange Corporate Governance Rules

Schedule C – Shareholder Proposal	58

MANAGEMENT INFORMATION CIRCULAR 2006
Sun Life Financial Inc.
Management Information Circular
Dated March 21, 2006
Throughout this document, the Corporation refers to Sun Life Financial Inc., Sun Life Assurance refers to Sun Life Assurance Company of Canada, you, your and shareholder(s) refer to the common shareholders of the Corporation, and the Act means the Insurance Companies Act (Canada). Sun Life Financial refers to Sun Life Financial Inc. and its subsidiaries.
Voting Information
Who Can Vote
If you were a shareholder of record at the close of business on March 21, 2006, you are entitled to vote at the Annual Meeting of Shareholders (the “meeting”) of the Corporation. Each common share has one vote. The Act prohibits the exercise of voting rights attached to any common shares beneficially owned by the Government of Canada or any province or territory of Canada, the government of a foreign country, or any political subdivision or agency of any of those entities.
If you acquired shares after March 21, 2006, you must produce properly endorsed share certificates or otherwise establish that you own the shares in order to be able to vote those shares at the meeting. You must also request that your name be included on the list of shareholders eligible to vote at the meeting by contacting the Corporate Secretary at the Corporation’s head office address, 150 King Street West, 6th Floor, Toronto, Ontario, Canada, M5H 1J9 no later than the end of day on May 1, 2006.
Voting Securities
As at March 21, 2006, a total of 581,374,525 common shares were outstanding. To the knowledge of the directors and management of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.
Who Counts the Votes
Proxies are counted and tabulated by the Corporation’s transfer agent, CIBC Mellon Trust Company, or its authorized agents. Proxies are not usually submitted to management unless they contain comments from shareholders clearly intended for management, or when required by law.
Votes Required for Approval
A simple majority of votes cast, in person or by proxy, is required for the approval of each of the matters being voted on at the meeting.
Voting Results
A Report on Voting Results will be posted on the Corporation’s website: www.sunlife.com after the meeting. The Report on Voting Results will be filed with the Canadian securities regulators and can be found on the SEDAR website: www.sedar.com.
Solicitation of Proxies
This Management Information Circular (the “Circular”) explains in detail the items of business that will be considered at the meeting to be held on May 10, 2006. It is furnished to you in connection with the solicitation by or on behalf of the Board of Directors and management of the Corporation of proxies to be used at the meeting and at any adjournment of the meeting. Proxies will be solicited primarily by mail but may also be solicited by telephone, in writing or in person by regular employees of the Corporation and its affiliates or by an agent. The Corporation will be using the services of Kingsdale Shareholder Services Inc. to solicit proxies. The estimated cost of such services is $45,000. All costs of solicitation will be borne by the Corporation.

MANAGEMENT INFORMATION CIRCULAR 2006
How to Vote Your Shares
Registered Shareholders
You are a registered shareholder if your name appears on the certificate for those shares. As a registered shareholder, you may vote in person at the meeting or you may vote by proxy. Whether or not you attend the meeting, you may appoint someone else to vote for you as your proxy holder. The persons named in the proxy form are directors of the Corporation. However, you may appoint another person as your proxy holder, including someone who is not a shareholder, by printing that person’s name in the blank space on the proxy form. Sign, date and return the proxy form in the envelope provided for this purpose.
To record your vote, you must return the signed proxy form by no later than 5:00 p.m. (Toronto time) on Monday, May 8, 2006 in the way described in the Notice of Annual Meeting. If you wish to vote in person at the meeting, do not complete or return the proxy form. Your vote will be taken at the meeting. You should register with the transfer agent upon arriving at the meeting.
Share Ownership Account Participants
A shareholder who holds a Share Ownership Statement may vote in person at the meeting or by returning a signed proxy form in the envelope provided. Certain Share Ownership Account participants may also vote by telephone or the Internet. Please refer to the proxy form included in your package for complete instructions. Each participant who is eligible to use the electronic voting procedure will receive a form of proxy that includes a 13-digit control number in the top right-hand corner. This number will be used to verify your identity and allow you to vote using the telephone or the Internet. For telephone voting in Canada, please call 1-866-271-1207 from a touch-tone telephone and follow the voice instructions. For Internet voting, please access www.eproxyvoting.com/slf and follow the instructions. You may vote by telephone or the Internet until 5:00 p.m. (Toronto time) on Monday, May 8, 2006. Information contained in or otherwise accessible through the website does not form a part of the Circular. All such website references are inactive textual references only.
If you hold a Share Ownership Statement and wish to vote in person at the meeting, do not complete or return the proxy form. Your vote will be taken at the meeting. You should register with the transfer agent upon arriving at the meeting.
Non-registered Shareholders
If you are a non-registered shareholder (that is, your shares are registered in the name of an intermediary such as a securities broker, clearing agency, financial institution, trustee or custodian), you should carefully follow the instructions on the request for voting instructions or proxy form that you receive from the intermediary, to vote the shares that you hold with that intermediary. Non-registered shareholders should follow the instructions for telephone or Internet voting provided to them by their intermediary.
Since the Corporation does not have access to the names of its non-registered shareholders, if you wish to attend the meeting and vote in person you should insert your own name in the blank space provided in the proxy form to appoint yourself as proxy holder then follow your intermediary’s instructions for returning the proxy form.
Changing Your Mind
If you are a registered shareholder and you have returned a proxy form you may revoke it by:
a)	completing and signing a proxy form with a later date than the proxy form you previously returned and depositing it with CIBC Mellon Trust Company as described in the Notice of Annual Meeting; or

b)	depositing a written statement signed by you or your attorney as authorized by you in writing:
i)	at the head office of the Corporation, 150 King Street West, 6th Floor, Toronto, Ontario, Canada, M5H 1J9, Attention: Corporate Secretary, at any time up to and including May 9, 2006, or, if the meeting is adjourned, the business day before the day to which the meeting is adjourned; or

ii)	with the Chairman of the meeting on the day of the meeting before the meeting starts, or on the day to which the meeting is adjourned.

MANAGEMENT INFORMATION CIRCULAR 2006
Voting instructions sent by mail, by facsimile or in person by a later dated proxy form or conveyed by telephone or the Internet will revoke any prior voting instructions. However, if you are a Share Ownership Account Participant you will not be able to vote by telephone or Internet (and thereby revoke any prior voting instructions) after 5:00 p.m. (Toronto time) on May 8, 2006.
If you are a non-registered shareholder, you may revoke a proxy or voting instruction that you have given to your intermediary at any time by written notice to the intermediary. However, your intermediary may be unable to take any action on the revocation if the intermediary does not receive it at least seven days before the meeting.
Voting by Proxy
If you specify on the proxy form how you want to vote on a particular matter (by marking FOR, WITHHOLD or AGAINST), then that is how your proxy holder must vote your shares. If you have not specified how to vote on a particular matter, then your proxy holder can vote your shares as he or she sees fit on that matter. If you appoint the representatives named on the proxy form as your proxy holder, and you do not specify how they should vote, your shares will be voted:
FOR the election of the proposed nominees as directors;
FOR the appointment of Deloitte & Touche LLP as auditors; and
AGAINST Shareholder Proposal No. 1.
If any amendments are proposed to these matters, or if any other matters are properly brought before the meeting, your proxy holder can vote your shares as he or she sees fit.
The Notice of Annual Meeting includes all the matters to be presented at the meeting that are known to the directors and management of the Corporation as of the date of this Circular.
If you have any questions regarding the meeting, please call our transfer agent at one of the following numbers:

Canada and United States	1 877 224-1760 (English)		1 888 290-0048 (French)

United Kingdom, Republic of Ireland,	Within the U.K.:	Outside the U.K.:
Channel Islands and Isle of Man	0845 602 1587	44 20 8639 2064

Philippines	Metro Manila: 632 683 2601		Provinces: 1 800 1 888 2422

Hong Kong	852 2862 8628

Other Countries	416 348-9412

MANAGEMENT INFORMATION CIRCULAR 2006
Business of the Meeting
Financial Statements
The consolidated financial statements of the Corporation for the year ended December 31, 2005, together with the report of the auditor and the actuary’s report on the policy liabilities in those statements, are included in the 2005 Annual Report. They will be placed before the shareholders at the meeting.
Election of Directors
As of the date of this Circular, there are 14 directors on the board. The Corporation’s by-laws currently allow for the election of between eight and 20 directors. All directors are also directors of Sun Life Assurance, the wholly owned principal operating subsidiary of the Corporation. At the meeting, 14 directors are to be elected. Since the last annual meeting, the Board of Directors appointed John H. Clappison as a director effective January 1, 2006.
In the absence of contrary instructions, the persons named in the form of proxy intend to vote FOR the nominees at the meeting. All directors will be elected for a one-year term. A nominee who receives more “withheld” votes than “for” votes for his or her election as a director must tender a written offer to resign to the Chairman of the Governance Committee for acceptance or rejection by the Board of Directors. Within 90 days of the meeting the Board of Directors will decide whether to accept or reject the director’s offer to resign and promptly disclose by way of news release the outcome of its deliberations. This policy applies to uncontested elections only.
The Governance Committee has reviewed the candidature of each nominee and confirmed to the Board of Directors that each of the nominees satisfies the Corporation’s criteria for board membership and offers skills and experience that will contribute to the board’s continuing ability to keep pace with the Corporation’s developing business operations. The Board of Directors does not contemplate that any of the proposed nominees will be unable to serve as a director, but should that occur for any reason prior to the meeting, the persons named in the form of proxy reserve the right to vote in their discretion for other nominees proposed in good faith in accordance with applicable legislation.
The following table sets out information about the proposed nominees as directors.

James C. Baillie
Toronto, ON

Age	Director Since[1]	Common Shares[2]		DSUs[2]		Options[2]

		2006	2005	2006	2005	2006	2005
67	2000	6,900	6,900	7,145	5,933	4,000	4,000

Mr. Baillie is of Counsel with Torys LLP, a law firm. Mr. Baillie is Chairman of the Auditing and Assurance Standards Oversight Council. He is a director of Bridgepoint Health Canada and Decision Dynamics Technology Ltd. Until August 2004, Mr. Baillie also served on the Board of Directors of two of the Corporation’s subsidiaries in the United States and was Chairman of the Audit Committees of those subsidiaries. He continues to serve on the Board of Directors of Massachusetts Financial Services Company (“MFS”) and is Chairman of its Audit Committee. In the past five years, Mr. Baillie has served as a director of Corel Corporation, FPI Limited, Infinium Canada Ltd., the Investment Dealers Association of Canada and the Independent Electricity Market Operator (Ontario).
•	Independent Director

•	Meets Directors’ Share Ownership Guidelines

•	Member of Audit and Conduct Review Committee (“ACRC”)

•	Chairman of Risk Review Committee (“RRC”)
Meeting Attendance
18 of 18 board
6 of 6 ACRC
5 of 5 RRC

MANAGEMENT INFORMATION CIRCULAR 2006

George W. Carmany, III
Boston, MA

Age	Director Since[1]	Common Shares[2]		DSUs[2]		Options[2]

		2006	2005	2006	2005	2006	2005
66	2004	2,000	1,000	1,417	336	–	–

Mr. Carmany is President of G. W. Carmany and Company, Inc., an advisor to and investor in development-stage companies in life sciences and financial services. He is a director of Macquarie Infrastructure Company Trust, Vice-Chairman of Computerized Medical Systems, Inc., Senior Advisor to EnGenelC Pty. Ltd. and a Trustee of Bentley College. In the past five years, Mr. Carmany has served as Chairman and Chief Executive Officer of Helicon Therapeutics, Inc., Vice Chairman of LifeSpan, Inc., Chairman and Trustee of The New England Medical Center Hospitals, Inc., and as a director of Equivest, Inc. and e-Duction, Inc.
•	Independent Director

•	Has until February 9, 2011 to meet Directors’ Share Ownership Guidelines

•	Member of Management Resources Committee (“MRC”)

•	Member of Risk Review Committee
Meeting Attendance
17 of 18 board
3 of 3
MRC 4 of 5 RRC

John H. Clappison, FCA
Toronto, ON

Age	Director Since[1]	Common Shares[2]		DSUs[2]		Options[2]

		2006	2005	2006	2005	2006	2005
59	2006	1,000	–	–	–	–	–

Mr. Clappison retired as Greater Toronto Area Managing Partner of PricewaterhouseCoopers LLP, chartered accountants, in December 2005. Mr. Clappison is a Trustee of the Shaw Festival Theatre Endowment Foundation and a member of the Board of Trustees and Chairman of the Finance and Audit Committee of The Art Gallery of Ontario Endowment Foundation and a director of Cameco Corporation and Summit Energy Management Inc., an Ontario private company.
•	Independent Director

•	Has until February 9, 2011 to meet Directors’ Share Ownership Guidelines

•	Member of the Audit and Conduct Review Committee

•	Member of the Risk Review Committee
Mr. Clappison became a director effective January 1, 2006.

William R. Fatt
Toronto, ON

Age	Director Since[1]	Common Shares[2]		DSUs[2]		Options[2]

		2006	2005	2006	2005	2006	2005
55	2001	2,000	2,000	14,202	10,496	4,000	4,000

Mr. Fatt is Chief Executive Officer of Fairmont Hotels & Resorts Inc., an owner/operator of luxury and first class hotels and resorts. Mr. Fatt is Vice-Chairman and Trustee of Legacy Hotels Real Estate Investment Trust and a director of Enbridge Inc. and The Jim Pattison Group. In the past five years, Mr. Fatt has served as a director of EnCana Corporation, The University of Guelph and the Toronto General and Western Hospital Foundation.
•	Independent Director

•	Meets Directors’ Share Ownership Guidelines

•	Chairman of the Management Resources Committee

•	Member of the Risk Review Committee
Meeting Attendance
14 of 18 board
3 of 4 MRC
2 of 5 RRC

MANAGEMENT INFORMATION CIRCULAR 2006

David A. Ganong, CM
St. Stephen, NB

Age	Director Since[1]	Common Shares[2]		DSUs[2]		Options[2]

		2006	2005	2006	2005	2006	2005
62	2002	7,567	7,567	5,049	3,329	2,000	2,000

Mr. Ganong is President of Ganong Bros. Limited, a confectionery manufacturer. Mr. Ganong is Chairman of the Board of Governors of The University of New Brunswick. In the past five years, Mr. Ganong was Chairman of Clarica Life Insurance Company, a director of Air Canada and New Brunswick and Canada Railway.
•	Independent Director

•	Meets Directors’ Share Ownership Guidelines

•	Member of Governance Committee (“GC”)

•	Member of the Management Resources Committee
Meeting Attendance
18 of 18 board
6 of 6 GC
4 of 4 MRC

Germaine Gibara, FCA
Montreal, QC

Age	Director Since[1]	Common Shares[2]		DSUs[2]		Options[2]

		2006	2005	2006	2005	2006	2005
61	2002	4,030	4,030	6,058	3,181	2,000	2,000

Ms. Gibara is President of Avvio Management Inc., a change and technology management consulting firm. Ms. Gibara is a director of Agrium Inc., Cogeco Cable Inc., St. Lawrence Cement Group Inc., the Auditing and Assurance Standards Oversight Council and CPP Investment Board. In the past five years, Ms. Gibara has served as a director of Clarica Life Insurance Company, Corel Corporation, Pechiney Group and Videotron Telecom Limited.
•	Independent Director

•	Meets Directors’ Share Ownership Guidelines

•	Member of the Audit and Conduct Review Committee

•	Member of the Governance Committee
Meeting Attendance
18 of 18 board
6 of 6 ACRC
6 of 6 GC

Krystyna T. Hoeg, CA
Toronto, ON

Age	Director Since[1]	Common Shares[2]		DSUs[2]		Options[2]

		2006	2005	2006	2005	2006	2005
55	2002	3,405	3,405	9,397	5,421	2,000	2,000

Ms. Hoeg is President and Chief Executive Officer of Corby Distilleries Limited, a marketer and seller of spirits and wine. She is a director of the Business Advisory Council of the United Nations Office for Project Services, Shoppers Drug Mart Corporation and Ganong Bros. Limited, a member of the Advisory Board, Woodrow Wilson Center’s Canada Institute and a member of the Canadian Opera House Corporation Capital Campaign. In the past five years, Ms. Hoeg has served as a director of Clarica Life Insurance Company and St. Michael’s Hospital Foundation.
•	Independent Director

•	Meets Directors’ Share Ownership Guidelines

•	Chairman of the Audit and Conduct Review Committee

•	Member of the Risk Review Committee
Meeting Attendance
18 of 18 board
6 of 6 ACRC
5 of 5 RRC

MANAGEMENT INFORMATION CIRCULAR 2006

David W. Kerr, CA
Toronto, ON

Age	Director Since[1]	Common Shares[2]		DSUs[2]		Options[2]

		2006	2005	2006	2005	2006	2005
62	2004	8,000	4,000	2,254	82	–	–

Mr. Kerr is Chairman of Falconbridge Limited (formerly Noranda Inc.), a developer of copper and nickel mining deposits. Prior to July 2002 he was President and Chief Executive Officer of Falconbridge Limited. He is a director of Brascan Corporation, Shell Canada Limited, Chairman of the Toronto Rehabilitation Hospital Foundation, a director of the Special Olympics Foundation, a member of the National Round Table on the Environment and the Economy and a director and chair of the Audit Committee of Sustainable Development Technology Canada. In the past five years, Mr. Kerr also served as a director of Canada Life Financial Corporation and as a director and Chairman of the International Council on Mining and Metals.
•	Independent Director

•	Meets Directors’ Share Ownership Guidelines

•	Member of the Audit and Conduct Review Committee

•	Member of the Management Resources Committee
Meeting Attendance
15 of 18 board
5 of 6 GC
3 of 3 MRC

Idalene F. Kesner
Bloomington, IN

Age	Director Since[1]	Common Shares[2]		DSUs[2]		Options[2]

		2006	2005	2006	2005	2006	2005
48	2002	4,000	4,000	2,696	1,586	2,000	2,000

Professor Kesner is Chairperson, MBA Program and Frank P. Popoff Chair of Strategic Management at Kelley School of Business, Indiana University, a post secondary educational institution. In the past five years, Professor Kesner has served as a director of Clarica Life Insurance Company, the Indiana University Hillel Foundation and Harriet & Henderson Yarns, Inc.
•	Independent Director

•	Has until February 9, 2011 to meet Directors’ Share Ownership Guidelines

•	Member of the Governance Committee

•	Member of the Risk Review Committee
Meeting Attendance
17 of 18 board
6 of 6 ACRC
5 of 5 GC

Bertin F. Nadeau
Montreal, QC

Age	Director Since[1]	Common Shares[2]		DSUs[2]		Options[2]

		2006	2005	2006	2005	2006	2005
65	1999	10,256	10,256	2,696	1,586	4,000	4,000

Mr. Nadeau is Chairman and Chief Executive Officer of GescoLynx Inc., a private holding company. Mr. Nadeau is a director of Lafarge North America Inc. and Chairman of The Montreal General Hospital Foundation. He is Chairman of Breuvages KiRi L.P. and Casavant Frères, L.P. In the past five years, Mr. Nadeau has served as a director of Ski Mode Bernard Trottier Inc. and was a Governor of The Banff Centre.
•	Independent Director

•	Meets Directors’ Share Ownership Guidelines

•	Chairman of the Governance Committee

•	Member of the Management Resources Committee
Meeting Attendance
18 of 18 board
6 of 6 ACRC
4 of 4 MRC

MANAGEMENT INFORMATION CIRCULAR 2006

Ronald W. Osborne, FCA
Toronto, ON

Age	Director Since[1]	Common Shares[2]		DSUs[2]		Options[2]

		2006	2005	2006	2005	2006	2005
59	1999	19,155	16,709	2,696	1,586	4,000	4,000

Mr. Osborne is Chairman of the Board of the Corporation and of Sun Life Assurance. Mr. Osborne is a director of Four Seasons Hotels Inc., Shell Canada Limited, Torstar Corporation, St. Lawrence Cement Group Inc., Nortel Networks Corporation/Nortel Networks Limited, Massachusetts Financial Services Company and The Corporation of Massey Hall and Roy Thomson Hall. He serves as a Trustee of Riocan Real Estate Investment Trust. In the past five years, Mr. Osborne has served as a director of Air Canada and The Shaw Festival. Until December 2003, he was President and Chief Executive Officer and a director of Ontario Power Generation Inc., an electricity generation company
•	Independent Director

•	Meets Directors’ Share Ownership Guidelines

•	Chairman of the Board

•	Member of the Governance Committee
Meeting Attendance*
18 of 18 board
3 of 3 ACRC
3 of 3 GC
1 of 1 MRC
*	Mr. Osborne in his capacity as Chairman of the Board attended all committee meetings as an ex-officio member.

C. James Prieur, CFA
Toronto, ON

Age	Director Since[1]	Common Shares[2]		DSUs[2]		Options[2]

		2006	2005	2006	2005	2006	2005
54	2002	40,708	40,708	77,776	75,997	497,900	502,300

Mr. Prieur is President and Chief Operating Officer of the Corporation and of Sun Life Assurance. Mr. Prieur serves on the Board of Directors of a number of the Corporation’s subsidiaries. Mr. Prieur is a director of CI Financial Inc., The Canadian Opera Company and the Pacific Basin Economic Council and is a member of the Ivey Advisory Board, Richard Ivey School of Business, The University of Western Ontario. In the past five years, Mr. Prieur has served as a director of Newton Wellesley Hospital and Life Insurance Marketing and Research Association International.
•	Non-independent Director

•	Meets Executive Officer Share Ownership Requirements
Meeting Attendance
17 of 18 board

Donald A. Stewart, FIA, FCIA
Toronto, ON

Age	Director Since[1]	Common Shares[2]		DSUs[2]		Options[2]

		2006	2005	2006	2005	2006	2005
59	1999	44,988	44,119	188,896	184,576	1,338,400	1,334,200

Mr. Stewart is Chief Executive Officer of the Corporation and of Sun Life Assurance. Mr. Stewart serves on the Board of Directors of a number of the Corporation’s subsidiaries and of the Canadian Life & Health Insurance Association. He is Vice-Chairman of the International Insurance Society, Inc. In the past five years, Mr. Stewart has served as a director of the American Council of Life Insurance.
•	Non-independent Director

•	Meets Executive Officer Share Ownership Requirements
Meeting Attendance
18 of 18 board

MANAGEMENT INFORMATION CIRCULAR 2006

W. Vickery Stoughton
Los Angeles, CA

Age	Director Since[1]	Common Shares[2]		DSUs[2]		Options[2]

		2006	2005	2006	2005	2006	2005
60	1999	4,618	4,353	2,696	1,586	4,000	4,000

Mr. Stoughton is a Principal of Anvil Entertainment, Inc., a privately owned company producing films, theatre and related products and a Partner, Wear It Now, a family-owned promotional products business. Mr. Stoughton was Chairman and Chief Executive Officer of Careside, Inc., which until February 2003, was a manufacturer and developer of blood testing systems. He is a director of Biomira Inc. Formerly Mr. Stoughton held the position of Chief Executive Officer of Toronto General Hospital and the Duke University Medical Center and President of SmithKline Beecham Diagnostic Systems.
•	Independent Director

•	Has until February 9, 2011 to meet Directors’ Share Ownership Guidelines

•	Member of the Management Resources Committee

•	Member of the Governance Committee
Meeting Attendance
18 of 18 board
6 of 6 GC
4 of 4 MRC

[1]	Director since means the date on which the director first joined the board of Sun Life Financial Inc., which was formed in 1999.

[2]	Common shares, DSUs and Options as at February 28, 2006 and 2005.
Directors who retired or resigned during the year and attended meetings during the 12-month period ended December 31, 2005, are as follows:

William W. Stinson (retired May 11, 2005)	Madeleine M. Paquin (resigned May 11, 2005)

7 of 7 board	7 of 7 board
3 of 3 GC Mr. Stinson attended all other Committee meetings	1 of 1 MRC 2 of 2 RRC
as an ex-officio member.
At the annual meeting of shareholders held on May 11, 2005, all 13 nominees for election as directors attended. Mr. Stinson and Ms. Paquin, who did not stand for re-election, also attended.
The following table lists the directors who served together as directors on the board of other corporations or entities during the financial year ended December 31, 2005.

Director	Name of Corporation / Entity

James C. Baillie Germaine Gibara	Auditing and Assurance Standards Oversight Council

David A. Ganong Krystyna T. Hoeg	Ganong Bros. Limited

David W. Kerr Ronald W. Osborne	Shell Canada Limited

Germaine Gibara Ronald W. Osborne	St. Lawrence Cement Group

MANAGEMENT INFORMATION CIRCULAR 2006
To the knowledge of the Corporation, no director or executive officer of the Corporation is or has been, in the last ten years, a director or executive officer of a company that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following directors:
(i)	Professor Kesner was a director of Harriet & Henderson Yarns, Inc. until May 2003. In July 2003 Harriet & Henderson Yarns, Inc. filed a voluntary petition under Chapter 11 of the Bankruptcy Code in the United States. Ms. Kesner is no longer a director of Harriet & Henderson Yarns, Inc.;

(ii)	Messrs. Ganong and Osborne were directors of Air Canada when it filed for protection under the Companies’ Creditors Arrangement Act (“CCAA”) in April 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004. Messrs. Ganong and Osborne are no longer directors of Air Canada; and

(iii)	Mr. Stoughton, was a director of Careside, Inc. when it filed a voluntary petition under Chapter 11 of the Bankruptcy Code in the United States in October 2002. Mr. Stoughton is no longer a director of Careside, Inc.
Appointment of Auditors
It is proposed that Deloitte & Touche LLP (“Deloitte”) be appointed the auditors of the Corporation.
The persons named in the form of proxy intend to vote, in the absence of contrary instructions, FOR the appointment of Deloitte as auditors of the Corporation, to hold office until the next annual meeting of shareholders. Deloitte has been auditor of the Corporation since its inception in 1999. Prior to that, Deloitte, or one of its predecessor companies, have been auditors of Sun Life Assurance for many years.
For the years ended December 31, 2005 and 2004, the fees paid by Sun Life Financial for audit work performed by Deloitte were as follows:

	Year Ended December 31
($millions)	2005	2004

Audit Services	13.6	10.2

Audit-Related Services	3.6	3.5

Tax Services	0.6	2.2

Other Services	0.7	0.4

Total	18.5	16.3

Audit Services
Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation’s and Sun Life Assurance’s annual financial statements and segregated funds as well as services provided in connection with statutory and regulatory filings.
Audit-Related Services
Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported under the audit services category above. These services consisted primarily of reviews of the Corporation’s internal control reporting preparedness, Association for Investment Management and Research (now The CFA Institute) verifications and employee benefit plan audits.

MANAGEMENT INFORMATION CIRCULAR 2006
Tax Services
Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services included the review of original and amended tax returns, assistance with questions regarding tax audits and refund claims and tax planning and advisory services relating to domestic and international taxation.
Other Services
Other fees were paid for products and services other than the audit fees, audit-related fees and tax fees described above.
Policy for Approval of Auditor Services
The Audit and Conduct Review Committee has adopted a policy that requires the pre-approval of audit and non-audit services provided by its external auditors. In applying the policy, the Audit and Conduct Review Committee considers whether the provision of services other than audit services is compatible with maintaining the independence of the external auditors and prohibits the external auditors from providing certain categories of non-audit services. All services provided and fees paid to Deloitte since the policy was established in July 2002 have been approved in accordance with the policy in effect at the time.
Shareholder Proposals
Schedule C to this Circular sets out a proposal submitted by a shareholder for consideration at the meeting. The persons named in the form of proxy intend to vote, in the absence of contrary instructions, AGAINST the proposal set out in Schedule C.
Any shareholder proposals for the 2007 Annual Meeting of Common Shareholders must be submitted no later than 12:00 noon (Toronto time) on Monday, February 12, 2007, by writing to the Corporate Secretary of the Corporation at 150 King Street West, 6th Floor, Toronto, Ontario, Canada M5H 1J9, or by facsimile to (416) 585-9907 or by e-mail to boarddirectors@sunlife.com in order to be considered for inclusion in the Corporation’s Circular for that meeting.

MANAGEMENT INFORMATION CIRCULAR 2006
Compensation of Directors
On an annual basis, the Governance Committee reviews and makes recommendations to the board on the adequacy of the compensation paid to the independent directors and the Chairman of the Board. Factors that are considered include the responsibility and time commitment to be an effective director, as well as the competitiveness of the Corporation’s compensation relative to other Canadian financial institutions and large public companies.
Directors who are employed by the Corporation or Sun Life Assurance do not receive fees for serving as directors. The Chairman of the Board receives an annual retainer of $300,000 plus a deferred share unit (DSU) award of $45,000 as his total remuneration, plus reasonable travel and other expenses incurred in connection with carrying out the duties of the Chairman of the Board. No meeting fees are paid to the Chairman of the Board.
As of the date of this Circular, other members of the board are paid on the basis set out in the following chart. Amounts paid are in respect of a director’s services to both the Corporation and Sun Life Assurance, the cost of which is shared equally between the two companies. Meetings of the boards of the Corporation and Sun Life Assurance and their respective committees are, generally, held concurrently. Directors who are resident outside of Canada receive the same nominal amounts, paid in US funds. Fifty percent of the board retainer is paid in the form of DSUs. Directors who are not employees of the Corporation or any affiliate can elect to receive their remuneration (other than the DSU award) in the form of cash, DSUs or common shares of the Corporation acquired on the open market. Directors are reimbursed for their reasonable costs for attendance at meetings of the Corporation or any of its subsidiaries.

Board Retainer		$90,000

Committee Chair Retainers:	• Audit and Conduct Review	$30,000
	• Governance	$20,000
	• Management Resources	$20,000
	• Risk Review	$30,000

Committee Member Retainers:	• Audit and Conduct Review	$10,000
	• Governance	$ 5,000
	• Management Resources	$ 5,000
	• Risk Review	$ 7,500

Board and Committee Meeting Fees		$ 1,500

Travel Fees		$ 750[1] $ 1,500[2]

[1]	Paid for travel within the province the night before or from a contiguous province for each series of meetings attended.

[2]	Paid for travel from other destinations for each series of meetings attended.

MANAGEMENT INFORMATION CIRCULAR 2006
The total amount paid to the directors by the Corporation and Sun Life Assurance for the year ended December 31, 2005, was $2,048,099 paid as follows:

						Percentage
		Committee	Board Meeting	Committee		taken as Share
	Board Retainer[1]	Retainers	Fees	Meeting Fees	Total	Compensation
Name	$	$	$	$	$	(%)

James C. Baillie[2]	96,351	40,000	25,500	16,500	178,351	29%

George W. Carmany[3]	100,344	12,888	29,112	12,737	155,081	30%

William R. Fatt	101,895	27,500	19,500	7,500	156,395	100%

David A. Ganong	93,972	10,000	25,500	15,000	144,472	50%

Germaine Gibara	94,288	15,000	25,500	18,000	152,788	80%

Krystyna T. Hoeg	96,874	30,000	25,500	16,500	168,874	100%

David W. Kerr	90,908	13,125	22,500	12,000	138,533	67%

Idalene F. Kesner[3]	101,593	15,162	30,932	20,015	167,702	28%

Bertin F. Nadeau	92,008	25,000	25,000	15,000	157,508	30%

Ronald W. Osborne[4]	251,383	13,125	10,500	6,000	281,008	73%

Madeleine M. Paquin[5]	35,094	4,688	10,500	4,500	54,782	33%

William W. Stinson[5]	129,755	–	–	–	129,755	34%

W. Vickery Stoughton[3]	101,593	12,130	30,932	18,195	162,850	39%

[1]	The Board Retainer includes the DSU Award Value and the dividends earned on the DSUs. The 2005 fourth quarter dividend payment is included in this number although the actual payment was made on January 3, 2006.

[2]	James C. Baillie, in his capacity as a member of the Board of Directors of MFS, was paid an additional US$30,000.

[3]	Directors who are resident outside of Canada receive their fees in US dollars, except for the DSU awards that are valued in Canadian dollars. Remuneration for these directors is converted to Canadian dollars using an average exchange rate of $1.21.

[4]	Ronald W. Osborne, in his capacity as a member of the Board of Directors of MFS, was paid an additional US$8,611. Since his appointment as Chairman of the Board his fees for acting as a director of MFS are included in his retainer. Meeting fees in the table above are those paid before Mr. Osborne became Chairman of the Board.

[5]	On May 11, 2005 Madeleine M. Paquin resigned from the Board of Directors and William W. Stinson retired as Chairman of the Board.

MANAGEMENT INFORMATION CIRCULAR 2006
Share Ownership Guidelines for Independent Directors
Each director is required to own or have invested an amount equivalent to a value of not less than $450,000 in common shares and/or DSUs. Directors are expected to reach this share ownership level within five years of becoming a board member or within five years of the adoption of the policy (February 9, 2006), whichever is later.
The following table sets out the share ownership levels of each director.

					Total Value of
				Total Number of	Common Shares
		Number of		Common Shares	and DSUs[1]
Director	Year	Common Shares	Number of DSUs	and DSUs	($)

James C. Baillie	2006	6,900	7,145	14,045	698,739
	2005	6,900	5,933	12,833	501,770
	Change	0	1,212	1,212	196,969

George W. Carmany	2006	2,000	1,417	3,417	169,996
	2005	1,000	336	1,336	52,238
	Change	1,000	1,081	2,081	117,758

John H. Clappison[2]	2006	1,000	0	1,000	49,750
	2005	0	0	0	0
	Change	1,000	0	1,000	49,750

William R. Fatt	2006	2,000	14,202	16,202	806,050
	2005	2,000	10,496	12,496	488,594
	Change	0	3,706	3,706	317,456

David A. Ganong	2006	7,567	5,049	12,616	627,646
	2005	7,567	3,329	10,896	426,034
	Change	0	1,720	1,720	201,612

Germaine Gibara	2006	4,030	6,058	10,088	501,878
	2005	4,030	3,181	7,211	281,950
	Change	0	2,877	2,877	219,928

Krystyna T. Hoeg	2006	3,405	9,397	12,802	636,900
	2005	3,405	5,421	8,826	345,097
	Change	0	3,976	3,976	291,803

David W. Kerr	2006	8,000	2,254	10,254	510,137
	2005	4,000	82	4,082	159,606
	Change	4,000	2,172	6,172	350,531

Idalene F. Kesner	2006	4,000	2,696	6,696	333,126
	2005	4,000	1,586	5,586	218,413
	Change	0	1,110	1,110	114,713

Bertin F. Nadeau	2006	10,256	2,696	12,952	644,362
	2005	10,256	1,586	11,842	463,022
	Change	0	1,110	1,110	181,340

Ronald W. Osborne	2006	19,155	2,696	21,851	1,087,087
	2005	16,709	1,586	18,295	715,335
	Change	2,446	1,110	3,556	371,752

W. Vickery Stoughton	2006	4,618	2,696	7,314	363,872
	2005	4,353	1,586	5,939	232,215
	Change	265	1,110	1,375	131,657

[1]	The closing value of a common share on February 28, 2006 and on February 28, 2005 was $49.75 and $39.10 respectively.

[2]	Mr. Clappison became a director effective January 1, 2006.

MANAGEMENT INFORMATION CIRCULAR 2006
Directors’ Share Compensation Plan
A Directors’ Share Compensation Plan (the “DSC Plan”) was adopted by the Board of Directors on December 6, 2000 and amended effective January 1, 2005. Under the DSC Plan, directors who are not employees of the Corporation or any subsiduary, receive an annual award of DSUs on the last day of each quarter, in an amount equivalent to one quarter of 50% of the annual board retainer. Effective January 1, 2005, the DSU award became part of the board retainer and was increased by $5,000 per annum to $45,000 per annum. In addition, directors may elect to receive the balance of their annual remuneration, paid quarterly, in combination of cash, DSUs and/or common shares. A director cannot convert DSUs to common shares or cash until the director ceases to be a member of the board. The Corporation has not issued any common shares in connection with the DSC Plan. All DSU awards settled to date have been settled in cash.
Directors’ Stock Option Plan
Grants under the Directors’ Stock Option Plan (the “DSOP”) were discontinued effective April 2, 2003.
The DSOP provided for automatic grants of options to purchase common shares to directors of the Corporation who were not employees of the Corporation or any of its subsidiaries. Options to purchase 2,000 common shares were granted to each director on the day immediately following each annual meeting of the common shareholders at which a director was elected or re-elected as a director.
Stock options under the now discontinued DSOP have a maximum exercise period of 10 years. The exercise price is the closing price of the common shares on The Toronto Stock Exchange (“TSX”) on the trading day preceding the date of grant. All granted stock options have now vested. Upon the death or retirement of a director, options may be exercised for a one-year period following such an event. If a director ceases to be a member of the board for any other reason, such director’s options may be exercised for a period of 60 months after that date, except that the options may not be exercised after their expiry date.
Outstanding grants are shown in the following table.

						For Vested Securities at
Canadian dollars unless otherwise indicated						February 28, 2006
					Number			Value of
					Vested on			Unexercised
			Grant price	Number	December	Total	Total Un-	Securities[1]
Name	Date Granted	Expiry Date	($)	Granted	31, 2005	Exercised	Exercised	($)

James C. Baillie	2002-06-27	2012-06-27	33.20	2,000	2,000	–	2,000	99,500
	2001-04-25	2011-04-25	31.00	2,000	2,000		2,000	99,500

William R. Fatt	2002-06-27	2012-06-27	33.20	2,000	2,000	–	2,000	99,500
	2001-04-25	2011-04-25	31.00	2,000	2,000		2,000	99,500

David A. Ganong	2002-06-27	2012-06-27	33.20	2,000	2,000	–	2,000	99,500

Germaine Gibara	2002-06-27	2012-06-27	33.20	2,000	2,000	–	2,000	99,500

Krystyna T. Hoeg	2002-06-27	2012-06-27	33.20	2,000	2,000	–	2,000	99,500

Idalene F. Kesner	2002-06-27	2012-06-27	US 21.83	2,000	2,000	–	2,000	US 87,240

Bertin F. Nadeau	2002-06-27	2012-06-27	33.20	2,000	2,000	–	2,000	99,500
	2001-04-25	2011-04-25	31.00	2,000	2,000		2,000	99,500

Ronald W. Osborne	2002-06-27	2012-06-27	33.20	2,000	2,000	–	2,000	99,500
	2001-04-25	2011-04-25	31.00	2,000	2,000		2,000	99,500

Vickery W. Stoughton	2002-06-27	2012-06-27	US 21.83	2,000	2,000	–	2,000	US 87,240
	2001-04-25	2011-04-25	US 20.04	2,000	2,000		2,000	US 87,240

[1]	The closing value of a common share on February 28, 2006 was $49.75 (US$43.62).

MANAGEMENT INFORMATION CIRCULAR 2006
Report on Corporate Governance
This report outlines Sun Life Financial’s governance practices as set out in the Canadian Securities Administrators’ (“CSA”) Corporate Governance Guidelines and related disclosure rules. A comparison of the Corporation’s governance practices to the New York Stock Exchange Corporate Governance Rules are found in Schedule B. Sun Life Financial’s governance model is also consistent with Guidelines issued in January 2003 by the Office of the Superintendent of Financial Institutions for Effective Corporate Governance in Federally Regulated Financial Institutions.
Board of Directors
The Governance Committee and the board annually review information provided by the directors as to their individual circumstances. Based on that information, the board has determined that 12 of the 14 directors who are nominated for election at the May 10, 2006 annual meeting are independent. The two directors who are standing for election who are not independent are senior executives of the Corporation: Donald A. Stewart and C. James Prieur. The table in the Election of Directors section of this Circular starting on page four identifies for each director their independence status and directorships held in other companies including those that are reporting issuers.
The independent directors meet in private session at the end of regularly scheduled meetings and occasionally hold private sessions at the end of special purpose board meetings at which members of management including management directors are not present. The Chairman of the Board presides over these sessions to facilitate an open and candid discussion of all topics covered during the meeting. During 2005 private sessions were held following 12 of the 18 board meetings.
Ronald W. Osborne is the Chairman of the Board and an independent director. Mr. Osborne became the Corporation’s second non-executive Chairman following the annual meeting held on May 11, 2005. Mr. Osborne has been a director since the Corporation’s formation in 1999 and a director of Sun Life Assurance since 1989. He served as Chairman of first Sun Life Assurance’s and then the Corporation’s Audit and Conduct Review Committee from 1996 until he became Chairman of the Board. The Chairman of the Board is responsible for providing leadership to enhance the effectiveness and independence of the board. The Chairman of the Board also manages the affairs of the Board of Directors to assist the directors in carrying out their responsibilities and to enhance the effectiveness and cohesion of the board as a whole.
Board Mandate
The Board of Directors is responsible for supervising the management of the business and affairs of the Corporation. In discharging this duty, the board has clearly outlined its overall stewardship responsibilities, the matters that require board approval and those that have been delegated to management.
The Charter of the Board of Directors can be found as Schedule A of this Circular and is posted on the Sun Life Financial website: www.sunlife.com. The Charter sets out:
1.	The roles and responsibilities of the Board of Directors.

2.	The principal accountabilities that each director must consider to evaluate whether his or her participation on the Board of Directors and Committees of the Board is at the level needed to enable the director to fulfil his or her duties and responsibilities;

3.	The criteria for selection of new directors.

4.	The corporate governance practices and policies that apply to the Board of Directors.

MANAGEMENT INFORMATION CIRCULAR 2006
Position Descriptions
Position descriptions for the chairs of the board and each board committee are contained in the Charters of the Board and Board Committees. In addition, the Governance Committee has adopted a more detailed written position description for the Chairman of the Board. Independent directors hold all the chair positions. Their responsibilities include advance review of agendas and meeting material to ensure meetings are conducted in a productive manner that enhances the Board of Directors’ overall effectiveness and independence. Committee chairs, in consultation with the Chairman of the Board, may engage independent advisors at the expense of the Corporation as part of that process.
The Chief Executive Officer has a written position description that has been reviewed and approved by the Management Resources Committee. The Chief Executive Officer has overall responsibility for the leadership, strategic direction and business results of the Corporation. Working closely with the Chairman of the Board, the Board of Directors and the Executive Team, the Chief Executive Officer ensures that the Corporation establishes appropriate goals, manages its resources to meet these goals and executes the steps necessary to deliver the highest possible standards of business performance. Maintaining an external perspective on Sun Life Financial’s overall long-term position in the international financial services environment in order to grow the business in selected global markets is a key responsibility of the Chief Executive Officer.
Orientation and Continuing Education
The Governance Committee reviews the orientation program for new directors, directors who join committees and the on-going business seminar program for all board members. The orientation program has several components. Sessions on the Corporation’s strategy, business operations and financial reporting as well as visits to operational sites are held with corporate and operating management. The Chairman of the Board meets with new directors to discuss the role of the board and board committees. When a new or current director joins a new committee, a meeting is scheduled with the Committee Chair and members of management who provide reports to that committee, to provide an overview of that committee’s work.
The Corporation regularly updates a Directors’ Manual for new and existing board members that includes information about the Corporation, the board, its committees and board administration.
Education seminars were held during the year to enhance the level of understanding of the Corporation’s financial statements by members of the Audit and Conduct Review Committee and a financial education seminar was held for directors who are not members of the Audit and Conduct Review Committee. Business unit presentations and education seminars for directors are held at least quarterly. A tailored information program featuring expert speakers on the Chinese socio-political and business climate was held as part of the board’s trip to China and Hong Kong in September 2005. Individual directors may participate in outside professional development programs approved by the Chairman of the Board, at the expense of the Corporation.
Ethical Business Conduct
The Corporation’s approach to business conduct is based on ethical behaviour, adhering to high business standards, integrity and respect. The Board of Directors sets an ethical “tone from the top” and satisfies itself that senior management sustains a culture of integrity throughout the organization. The board has adopted the Sun Life Financial Code of Business Conduct that applies to directors, officers and employees. It is posted on the Corporation’s website: www.sunlife.com. The Risk Review Committee reviews the effectiveness of, and compliance with, the Code of Business Conduct and reports on its review to the Board of Directors on an annual basis. The Governance Committee reviews and makes recommendations to the Board of Directors on amendments to the Code of Business Conduct. No waivers of the Code for directors or executive officers have been granted.
In addition to the Code of Business Conduct, the Charter of the Board of Directors includes a policy on dealing with conflicts of interest. As a regulated financial institution, Sun Life Financial is subject to related party rules. The effectiveness of procedures put in place by management to monitor compliance with those rules is reviewed annually by the Audit and Conduct Review Committee and reported to the Superintendent of Financial Institutions.

MANAGEMENT INFORMATION CIRCULAR 2006
Nomination of Directors
The identification of new candidates for board nomination is a responsibility of the Governance Committee, a committee composed entirely of independent directors. The Governance Committee develops and prioritizes a list of potential candidates who meet the criteria for new directors outlined in the Charter of the Board of Directors and who offer skills and experience that will contribute to the board’s continuing ability to keep pace with the Corporation’s developing business operations. The Chairman of the Board, the Chief Executive Officer and the Chairman of the Governance Committee interview potential candidates and present recommendations on new director nominees to the Governance Committee. The Governance Committee recommends appointment of new directors to the Board of Directors. On an annual basis, the Board of Directors nominates directors for election by shareholders following review of each nominee’s attributes, skills and experience by the Governance Committee.
The Board of Directors has recently amended its Charter to adopt a new corporate governance policy that requires majority voting for the election of directors. A director who receives more “withheld” votes for his or her election than “for” votes must tender a written offer to resign to the Chairman of the Governance Committee for acceptance or rejection by the board. Within 90 days of the annual meeting the board will decide whether to accept or reject the director’s offer to resign and promptly disclose by way of news release the outcome of its deliberations.
Compensation
The board determines the compensation of directors on the recommendation of the Governance Committee and compensation of executives on the recommendation of the Management Resources Committee. Each of these committees is composed entirely of independent directors. Details on the Compensation of Directors can be found starting on page 12. The Report on Executive Compensation begins on page 24.
Other Board Committees
The committees of the board and their responsibilities, powers and operations are described in the section Reports of Board Committees starting on page 19.
Assessments
On an annual basis, the Chairman of the Board, in consultation with the Governance Committee, leads a process to review the effectiveness of the board and each board committee. Responses to a written questionnaire are compiled, the Chairman of the Board reviews all responses and all directors receive a summary of the results. Recommendations that the independent directors agree will enhance effectiveness are adopted. Process improvements are regularly suggested by board members, discussed at private sessions of the independent directors and implemented. In addition, each committee of the board reviews its own performance and reports to the board on those deliberations and suggestions for effectiveness enhancements.
The Chairman of the Board, in consultation with the Governance Committee oversees an annual peer evaluation process to provide feedback to individual independent directors, including the Chairman of the Board. This process has been developed in consultation with independent advisors who have assisted the Chairman of the Board and the Governance Committee to implement and enhance this process over several years. In past years the independent advisors compiled the feedback received and the Chairman of the Board shared consolidated results with each independent director. For the most recent cycle, the Chairman of the Board first met individually with each independent director and the Chief Executive Officer to compile feedback on each independent director. The feedback results were consolidated and shared with the Governance Committee as part of the nomination process. The Chairman of the Board will meet with each independent director to discuss the results of the peer evaluation. The Chairman of the Governance Committee undertook a similar process to assess and provide feedback to the Chairman of the Board.

MANAGEMENT INFORMATION CIRCULAR 2006
Reports of Board Committees
The board delegates certain responsibilities to standing board committees to allow an in-depth review of these issues. Generally, board committees meet in advance of the board meetings where Sun Life Financial’s annual and quarterly financial results are approved in February, April, July and October and when the annual financial plan is approved in December. Special meetings are convened when necessary. The Committee Chair reviews and approves the agenda for each meeting of a board committee. Agendas are set taking into account a Committee’s Forward Agenda, which is approved annually by the Board of Directors and items noted at prior meetings for committee consideration. Each Committee Chair provides a report to the board on the committee’s activities following each meeting and presents recommendations to the Board of Directors on matters requiring board approval.
The Chairman of the Board attends all committee meetings on an ex-officio basis other than the Governance Committee, of which he is a member. After reviewing reports submitted by management, each committee meets without management present.
The Board of Directors has determined that all members of each committee are independent based on the standards for independence established by the Board of Directors, and that the members of the Audit and Conduct Review Committee are financially literate. In the Board of Directors’ judgement, a member of the Audit and Conduct Review Committee is financially literate, if, after seeking and receiving any explanations or information from senior financial management of the Corporation or the External Auditors of the Corporation that the member requires, the member is able to read and understand the Corporation’s consolidated financial statements to the extent sufficient to be able to intelligently ask, and to evaluate the answers to, probing questions about the material aspects of those financial statements. The board has also determined that the Chair of the Committee, Ms. Hoeg, is an “audit committee financial expert” as defined by the United States Securities and Exchange Commission (“SEC”) rules and therefore has the accounting or related financial management experience required by the New York Stock Exchange rules. The SEC has indicated that the designation of Ms. Hoeg as an audit committee financial expert does not make Ms. Hoeg an “expert” for any purpose, or impose any duties, obligations or liability on Ms. Hoeg that are greater than those imposed on members of the Audit and Conduct Review Committee and Board of Directors who do not carry this designation or affect the duties, obligations or liabilities of any other members of the Audit and Conduct Review Committee or Board of Directors.
The Charters of the Board Committees are posted on the Sun Life Financial website: www.sunlife.com and are available from the Corporate Secretary upon request. Additional information on the Audit and Conduct Review Committee can be found in the Corporation’s 2005 Renewal Annual Information Form filed with the Canadian securities regulators and can be found on the SEDAR website: www.sedar.com and with the SEC (website: www.sec.gov).
Report of the Audit and Conduct Review Committee
The primary functions of the Audit and Conduct Review Committee are to assist the Board of Directors with its oversight role with respect to the integrity of financial statements, compliance with financial regulatory requirements, the adequacy and effectiveness of the internal control environment and the qualifications, independence and performance of the external auditor, Deloitte.
The Audit and Conduct Review Committee met six times in 2005. After reviewing reports submitted by management and Deloitte at each meeting, the Committee met without management present. The Committee held private meetings regularly with each of Deloitte and the Chief Auditor and periodically with the Chief Actuary.
A number of education seminars were held during the year to enhance the level of understanding of the Corporation’s financial statements by Committee members.
In 2005 and up to the date of this Circular, matters upon which the Audit and Conduct Review Committee reviewed and reported or made recommendations to the board included:

MANAGEMENT INFORMATION CIRCULAR 2006
Integrity of financial statements
•	Reviewed the Corporation’s principal accounting practices and policies with management and Deloitte and assured itself of Deloitte’s satisfaction with the accounting estimates and judgements made by management.

•	Received a report from the management on their review of the annual and quarterly consolidated financial statements, Management’s Discussion and Analysis and earnings news releases.

•	Reviewed with management and Deloitte and recommended for approval by the board the annual audited consolidated financial statements, the Annual Information Form, the quarterly unaudited consolidated financial statements, Management’s Discussion and Analysis and earnings news releases on annual and quarterly results.
Compliance with regulatory financial requirements
•	Discussed with the Chief Executive Officer and the Chief Financial Officer, the certifications relating to financial disclosure and controls that those officers are required by law to file with securities regulatory authorities.

•	Reviewed with the representatives of the Office of the Superintendent of Financial Institutions (“OSFI”) their annual examination report and the status of items raised by OSFI with management on a regular basis. The Committee also reported to OSFI on its review of procedures for complying with the requirements of the Act relating to transactions with related parties.
Management has the responsibility for preparation of the Corporation’s consolidated financial statements and the reporting process. Deloitte, as the Corporation’s independent auditor, is responsible for auditing the Corporation’s consolidated financial statements in accordance with Canadian generally accepted auditing standards.
Adequacy and effectiveness of the internal control environment
•	Reviewed the overall scope of the annual internal audit plan with management and the Chief Auditor. The Committee assessed the resources that the Chief Auditor proposed to devote to the audit and satisfied itself as to the independence of the Internal Audit function.

•	Reviewed, on a quarterly basis, the Chief Auditor’s report on the adequacy and effectiveness of the internal control environment with the Committee.

•	Monitored the increased requirements for internal control reporting, with particular emphasis on the requirements of the Sarbanes-Oxley Act of 2002.
Qualifications, independence and performance of the auditor
•	Satisfied itself as to the independence of Deloitte and discussed with Deloitte the written disclosures and the letter provided by Deloitte within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario (which is substantially the same as the independence requirements of Securities and Exchange Commission Regulation S-X, Rule 2-01) regarding the independence of Deloitte.

•	Reviewed and approved the overall scope of the annual audit plan and the resources devoted to the audit.

•	Reviewed and approved all services and related fees as permitted by the Corporation’s Policy Restricting the Use of the External Auditors.

•	Assessed the performance of Deloitte and recommended to the board the nomination of Deloitte for re-appointment at the annual meeting.

•	Discussed with Deloitte those matters raised by them in connection with the audit of the consolidated financial statements as described in CICA Handbook section 5751 (which are substantially the same as the requirements of US Auditing Standard No. 61).
The undersigned members of the Audit and Conduct Review Committee are satisfied with the appropriateness of the Committee’s mandate and that the Committee substantially met the terms of its Charter in 2005.
Signed,
Krystyna T. Hoeg (Chair)      James C. Baillie      Germaine Gibara      David W. Kerr
(Note: John H. Clappison was appointed a member of the Audit and Conduct Review Committee effective January 1, 2006).

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Report of the Governance Committee
The primary functions of the Governance Committee are to assist the Board of Directors with its oversight role by developing effective corporate governance guidelines and processes within Sun Life Financial, reviewing policies and processes to sustain ethical behaviour within Sun Life Financial, assessing the effectiveness of the Board of Directors and its committees, including the contribution of individual directors and the Chairman of the Board, and recommending nominees for election as directors.
The Governance Committee met six times in 2005. The Governance Committee meets privately without management present on a regular basis.
In 2005 and up to the date of this Circular, the matters upon which the Governance Committee reviewed and reported or made recommendations to the board included:
Developing effective corporate governance processes within Sun Life Financial
•	Reviewed current corporate governance developments.

•	Reviewed and recommended to the board revisions to the Charters of the Board of Directors and Board Committees including position descriptions for Committee Chairs.

•	Reviewed an updated position description for the Chairman of the Board.

•	Recommended the adoption of a majority voting policy for directors by the board.

•	Implemented a process to allow shareholders and interested parties to communicate with Independent Directors.

•	Considered a proposal submitted by a shareholder for inclusion in the 2006 annual meeting proxy materials and recommended a response to the board.

•	Reviewed corporate governance disclosure in the annual meeting proxy materials.

•	Approved an updated Philanthropy program and significant charitable donations.
Reviewing policies and processes to sustain ethical behaviour within Sun Life Financial
•	Monitored Code of Business Conduct related developments and initiatives.

•	Reviewed operating guidelines related to the Code of Business Conduct.
Assessing the effectiveness of the Board of Directors and its committees, including the contribution of individual directors and the Chairman of the Board
•	Executed the process for evaluating the effectiveness of the board as a whole and each committee of the board.

•	Executed the process for determining succession of the Chairman of the Board and recommended to the board the appointment of Ronald W. Osborne as Chairman of the Board to the Board of Directors.

•	Continued the process for assessment of the contributions of individual directors by way of individual performance discussions with the Chairman of the Board.

•	Reviewed the appropriateness of the compensation of directors and director share ownership guidelines and made recommendations to the board.

•	Recommended business and director education programs for board members.
Recommending nominees for election as directors
•	Identified individuals with the competencies, skills and qualities determined by the board to be required or best suited to complement the current board composition and recommended those nominees to the board for election or re-election as directors.

•	Recruited a new director to the Board.

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The undersigned members of the Governance Committee are satisfied with the appropriateness of the Committee’s mandate and that the Committee substantially met the terms of its Charter in 2005.
Signed,

Bertin F. Nadeau (Chair)	David A. Ganong	Germaine Gibara
Idalene F. Kesner	Ronald W. Osborne	W. Vickery Stoughton
Report of the Risk Review Committee
The primary functions of the Risk Review Committee are to assist the Board of Directors with its oversight role in ensuring the identification of major areas of risk facing the organization and the development of strategies to manage those risks, to review compliance with risk management policies and reports related to compliance with legal and regulatory matters.
The Risk Review Committee met five times in 2005. After reviewing reports submitted by management, the Committee met privately with the Chief Compliance Officer, Chief Risk Officer and Chief Auditor at each meeting and then met without management present.
In 2005 and up to the date of this Circular, the matters upon which the Risk Review Committee reviewed and reported or made recommendations to the board included:
Identification of major areas of risk facing the organization and the development of strategies to manage those risks
•	Reviewed with the Chief Risk Officer the enterprise-wide process for identifying the major market, credit, insurance and operational risks faced by Sun Life Financial and monitored the strategies and programs put in place to mitigate those risks.

•	Discussed current risk issues and the design of policies and business practices to deal with those issues.

•	Examined income and financial sensitivity to movements in market conditions (interest rates, equity markets and currency exchange rates) quarterly. Reviewed and monitored hedging programs to address these risks quarterly.

•	Reviewed risks inherent in the Corporation’s products and steps being taken to address those risks.

•	Reviewed reports on the Corporation’s risk concentrations and exposure to reinsurance counterparties.

•	Reviewed the capital adequacy and financial strength of Sun Life Financial with the Chief Actuary and other members of management.

•	Reviewed quarterly investment portfolio performance and general fund investments.
Review compliance with risk management policies
•	Monitored the effectiveness of and compliance with policies implemented for the management and control of risk, including investment policies and standing investment authorizations, product design and pricing management, underwriting and liability management, capital management, credit risk management, mergers and acquisitions, investment and securities lending, reinsurance and outsourcing.

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Reports related to compliance with legal and regulatory matters.
•	Reviewed with management the status of items raised in the annual OSFI examination report.

•	Adopted policies dealing with legal and regulatory compliance.

•	Reviewed with the Chief Compliance Officer reports on compliance activities on a quarterly and annual basis, including reports on compliance with the Code of Business Conduct, reviews of market conduct practices related to Sun Life Financial’s protection and wealth management products and services, a summary of escalated customer complaints and procedures for complying with anti-money laundering and suppression of terrorism laws.

•	Reviewed reports on outstanding litigation and regulatory matters.
The undersigned members of the Risk Review Committee are satisfied with the appropriateness of the Committee’s mandate and the Committee substantially met the terms of its Charter in 2005.
Signed,

James C. Baillie (Chair)	George W. Carmany	William R. Fatt
Krystyna T. Hoeg	Idalene F. Kesner
(Note: John H. Clappison was appointed a member of the Risk Review Committee effective January 1, 2006).
Report of the Management Resources Committee
The primary function of the Management Resources Committee is to assist the Board of Directors with its oversight role by ensuring the Corporation has the leadership resources to provide succession for senior executive positions, and the programs to effectively attract, retain, develop and reward executives for achieving strategic objectives.
The Committee met four times in 2005. After reviewing reports submitted by management, the Committee met without management present. The Committee has recently adopted a practice of meeting privately at the beginning of meetings in addition to the practice of meeting privately at the end of meetings. The Chief Executive Officer attends meetings by invitation.
In fulfilling its mandate and responsibilities in 2005 and up to the date of this Circular, the Management Resources Committee:
•	Ensured effective plans were in place to provide succession options in relation to the Chief Executive Officer and other senior management positions.

•	Assessed the performance of the Chief Executive Officer and recommended to the Board of Directors the Chief Executive Officer’s compensation in relation to the Corporation’s performance and his leadership.

•	Reviewed the Chief Executive Officer’s performance assessment and compensation recommendations in relation to other officers including the Chief Operating Officer, Corporate Executive Vice-Presidents, Business Group Presidents, Chief Actuary, Chief Auditor, Chief Compliance Officer, Chief Risk Officer and senior officers of major subsidiary companies.

•	Reviewed and approved executive remuneration policies, programs and levels, including pensions and benefit arrangements and the determination of appropriate performance measures and targets for incentive compensation plans.

•	Oversaw effective governance of employee pension plans and approved plan changes.
Independent Advice
Management uses competitive compensation market studies prepared by various external compensation consultants to prepare materials for review by the Committee. These studies provide market comparisons against the Corporation’s selected comparator companies.
During the most recent fiscal year, Towers Perrin was engaged by management to provide support in determining compensation for senior management of Sun Life Financial. This support included the provision of competitive data and observations on market trends, as well as expertise and advice to inform the development of policy and/or design recommendations for the executive remuneration programs.

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The Committee engages its own independent consultants to opine on Sun Life Financial’s compensation practices and assist in determining the appropriateness of compensation of its senior executives. The Committee, in consultation with the Chairman of the Board, has authority to retain and approve the fees of its consultants. In November 2005 the Committee retained Mercer Human Resource Consulting (“Mercer”) as its independent consultant to advise on the compensation practices relating to the executives of Sun Life Financial versus its direct comparators and other widely held companies. As the Committee’s advisor, Mercer will provide advice on policy recommendations and review and provide commentary on the Corporation’s proxy circular. The Committee retains other independent consultants, from time to time, to opine on compensation matters pertaining to non-insurance subsidiaries and matters specific to non-Canadian jurisdictions.
Mercer is a subsidiary of Marsh & McLennan Companies (“MMC”), a global professional services firm. Prior to engaging Mercer, the Committee reviewed the nature of other work performed by MMC for Sun Life Financial and established an arrangement whereby it will pre-approve any additional work of a material nature assigned to the firm and will not approve any such work that, in its view, could compromise Mercer’s independence as advisor to the Committee. In addition to providing executive compensation advice to the Committee, MMC provides brokerage and consulting services to Sun Life Financial, including consulting in relation to risk management, reinsurance, financial services, compensation and human resources. The fees paid to Mercer for services performed as the Committee’s advisor in 2005, relating to executive compensation awards pertaining to 2005 performance and compensation for 2006, totaled approximately $17,800. Additional fees of approximately $50,000 were incurred in relation to services provided in January and February 2006. Total fees paid to MMC for services performed for Sun Life Financial in 2005 were approximately $3.6 million. In addition, commissions were paid to MMC on behalf of group policyholders for their benefits consulting services.
Report on Executive Compensation
Executive Compensation Philosophy
Sun Life Financial’s executive compensation philosophy recognizes the importance and contribution of a highly effective leadership team to the growth of sustainable shareholder value. Its objectives are to:
a)	Recruit, develop and retain top leadership talent;

b)	Reward executives for achieving results that contribute to the long-term financial success of the Corporation;

c)	Link directly the interests of executives with those of the Corporation’s shareholders, Sun Life Assurance’s policyholders and other stakeholders; and

d)	Support the achievement of Sun Life Financial’s succession plans by retaining top talent in a highly competitive business environment.
The structure of Sun Life Financial’s compensation program varies according to the level and nature of the position in the organization. Generally, the higher the level of the position, the greater the portion of the compensation that is variable and at risk, recognizing the degree to which the employee is able to influence overall business results. Executive compensation is targeted at the median of the competitive market, depending on overall business results and individual performance. This may result in providing above median compensation when Sun Life Financial performs exceptionally well relative to its objectives and peers, while delivering lower compensation if results fail to meet expectations. The value of pensions, benefits and perquisites is established at the median of the relevant comparator group. In determining base salaries and annual incentive targets, the impact on pension benefits is taken into consideration.
In establishing the level and mix of executive compensation, the Committee references data and other information on market compensation practices provided by consulting firms and the Committee’s independent executive compensation advisor. For Canadian-based executives, the Committee reviews the practices of the major Canadian banks and insurance companies. For executives based in the United States, Asia and the United Kingdom, the Committee reviews the practices of insurance companies of comparable size and scope. Using the data collected in these reviews, the Committee determines and recommends to the Board of Directors, for approval, salary adjustments and incentive awards for the Chief Executive Officer. The Committee also reviews and recommends to the Board of Directors for approval the compensation recommendations

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made by the Chief Executive Officer pertaining to the Chief Operating Officer, Corporate Executive Vice-Presidents and Business Group Presidents, as well as the Chief Actuary, Chief Auditor, Chief Compliance Officer, Chief Risk Officer and senior officers of major subsidiary companies.
Executive Compensation Components
The executive compensation program is comprised of base salary, annual and long-term incentives and certain benefits and perquisites. The following table outlines the various compensation components:

Component	Eligibility	Performance Period	Determination

Base Salary	All employees.	1 year	• Salary ranges based on market competitiveness. • Individual salaries and increases based on individual and corporate performance.

Annual Incentive Plan (Cash)	All employees.	1 year	• Plan design based on market competitiveness and business objectives.
• Actual awards based on financial performance (corporate and business group) and achievement of individual objectives that support business objectives.

Annual Incentive Plan (DSUs)	Vice-President level and above.	Until executive retires or leaves Sun Life Financial	• Executives may voluntarily defer some or all of their annual incentive as DSUs.
• DSUs are redeemable only upon termination of employment, retirement or death, for cash and/or an equal number of the Corporation’s common shares.
• The payout value is equal to the fair market value of an equal number of common shares of the Corporation at the time of redemption and the reinvestment of notional dividends over the period.

Restricted Share Unit Plan	Vice-President level and above, and selected key contributors.	3 years, vests 100% at the end of the performance period.	• Plan design based on market competitiveness.
• Units may be awarded annually based on individual and corporate performance.
• Actual payout reflects the value of the Corporation’s common shares and the reinvestment of notional dividends over the performance period.

Performance Share Unit Plan	Vice-President level and above.	3 years. Vesting at the end of the performance period is linked to total shareholder return[1] (“TSR”) relative to peer group and increase in operating earnings per share (“operating EPS”) and dividends paid.	• Plan design based on market competitiveness and key business objectives.
• Units may be awarded annually based on individual and corporate performance.
• Actual payout reflects the value of the Corporation’s common shares, the achievement of the performance factors (Relative TSR, growth in operating EPS and dividends paid) relative to objectives and the reinvestment of notional dividends over the performance period.

Stock Option Plan	Vice-President level and above.	Up to 10 years, vests 25% per year over 4 years, beginning on the first anniversary of the grant date.	• Plan design based on market competitiveness.
• Options may be awarded annually based on individual and corporate performance.
• Final value is based on the Corporation’s common share price at the time options are exercised.

Pensions and Benefits	All employees.	Continue through employment. Pensions and certain other benefits continue post-retirement.	• Pension and benefit plans are based on market competitiveness. • Certain perquisites (car, financial planning and club membership) are provided to eligible executives.

[1]	Total Shareholder Return is defined as share price accumulation and dividends paid on the Corporation’s common shares.

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Pay Mix
The majority of compensation paid to senior executives is variable and at risk to ensure alignment with the interests of shareholders and other key stakeholders. The actual mix varies depending on the ability of the executive to influence short-and longer-term business results, the level and location of the executive and competitive local market practices. The following table summarizes the typical target weightings of the various compensation components:

	Total Direct Compensation Mix			Mid-Long Term Incentive Mix
			Mid-Long
		Annual	Term			Stock
Position	Base	Incentive	Incentive	RSUs	PSUs	Options

Chief Executive Officer	15%	15%	70%	0%	50%	50%

Chief Operating Officer	30%	20%	50%	0%	50%	50%

Corporate Executive Vice-Presidents and	32%	18%	50%	0%	50%	50%
Business Group Presidents

Senior Business Unit and	36%	18%	46%	25%	25%	50%
Functional Vice-Presidents

Other Vice-Presidents	50%	15%	35%	50%	0%	50%

Base Salaries
The Committee reviews the salary ranges for all positions at the Vice-President level and above, using external salary surveys. Base salaries for all employees are reviewed annually and adjusted, as appropriate, based on individual performance, competencies, responsibilities and competitive market data. The Committee determines and recommends for approval by the Board of Directors the actual base salary increases for the Chief Executive Officer, as well as the compensation recommendations made by the Chief Executive Officer pertaining to the Chief Operating Officer, Corporate Executive Vice-Presidents, Business Group Presidents, the Chief Actuary, Chief Auditor, Chief Compliance Officer and Chief Risk Officer and the aggregate salary increase budget for all other staff.
Annual Incentive Compensation
The Annual Incentive Plan provides participants with the opportunity to earn cash awards based on Sun Life Financial’s performance, as well as the performance of business groups, business units, functional areas, and the individual participant. Effective January 1, 2005 the Annual Incentive Plan was amended so individuals’ awards more directly reflect their personal contribution to the achievement of business objectives. Individual performance is incorporated through a multiplier of the score resulting from the business assessment, ranging from 0% to 200%.
For 2005, financial performance was assessed on the basis of the Corporation’s operating EPS and operating return on equity (“operating ROE”), weighted equally, as compared to pre-determined targets. The Corporation exceeded its targets in 2005 relative to both of these measures. Performance in relation to other key metrics, including Relative TSR, growth in the Value of New Business, Financial Strength, and Customer Satisfaction is assessed and may be used to modify the financial performance assessment up or down, at the discretion of the Committee. While three of the four modifying measures exceeded target objectives, the Committee did not elect to modify the assessment calculated on the basis of the aforementioned financial performance. Results for 2005 are as follows:

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	Objectives	Achievement in 2005

Operating EPS[1]	An annual target is established for operating EPS. This target is consistent with the stated objective of growing, over the medium term, operating EPS by 10% per year on a constant currency basis.[2]	Operating EPS grew by 11.3% to $3.24 in 2005 (15.5% on a constant currency basis).	Exceeded Target

Operating ROE[1]	An annual target for operating ROE is established. This target is consistent with the stated objective of improving operating ROE by 75-100 basis points per annum over the medium term.[2]	Operating ROE for 2005 was 13.1%.	Exceeded Target

Relative TSR	The objective for Relative TSR is to outperform the median of a custom index of North American financial institutions.[3] Relative TSR is calculated based on capital appreciation plus the reinvestment of common share dividends.	TSR for the year ending December 31, 2005 was 19.1%, which was slightly below the median of the custom index.	Below Target

Growth in the Value of New Business (VNB)[1]	An annual target is established for growth in VNB. This target is consistent with the stated objective of growing VNB, over the medium term, by 10% – 15% on a constant currency basis.[4]	VNB Growth for 2005 was 18%, reflecting the continued focus on profitable growth.	Exceeded Target

Financial Strength	Sun Life Financial’s objective is to maintain its strong credit ratings, which assess its ability to pay future claims by policyholders and other stakeholders.	S&P upgraded the Corporation’s senior debt rating from A+ to AA- reflecting the improved capital strength after a corporate reorganization completed in January 2005.[5]	Exceeded Target

Customer Satisfaction	Sun Life Financial establishes customer satisfaction measures and associated targets for each of its business groups. Measures include policyholder persistency and member and customer loyalty.	Sun Life Financial continued to experience favourable customer satisfaction ratings.	Exceeded Target

[1]		Operating EPS, operating ROE and VNB are non-GAAP measures and exclude special items described in the Corporation’s and Sun Life Assurance’s MD&A filed on the SEDAR website: www.sedar.com.

[2]		The medium-term goals assume the following conditions:

	•	A rise in the average level of key equity market indices, primarily the S&P 500, by approximately 7% – 8%.
	•	A steady increase in North American Interest rates of approximately 100 basis points across the yield curve, with 5-year and 10-year US Treasury bonds as the primary focus.
	•	Stability in exchange rates between the Canadian dollar and foreign currencies, primarily the US dollar and the British pound sterling.

Compensation targets may not be subject to the foregoing conditions.

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[3]	The custom index includes six Canadian companies: BMO Financial Group, Canadian Imperial Bank of Commerce, Manulife Financial Corporation, Royal Bank of Canada, TD Bank Financial Corporation and The Bank of Nova Scotia; and seven US life insurers: Hartford Financial Services, Jefferson-Pilot Corp., Lincoln Financial Services Corp., MetLife Inc., Nationwide Financial Service Co., Principal Financial Group and Prudential Financial Inc.

[4]	VNB is calculated using best-estimate actuarial assumptions. Achievement of the VNB objective requires sales growth and a suitable product mix.

[5]	For a description of the reorganization, see page two of the Corporation’s 2005 Renewal Annual Information Form.
The weightings for the 2005 Annual Incentive Plan were as follows:

		Weightings
			Business Group
	Target Incentive		and/or Business
Position	(% of salary)	Corporate	Unit	Individual

Chief Executive Officer	100%	100%	0%

Chief Operating Officer, Corporate Executive Vice-Presidents	50% – 70%	100%	0%	Individual Performance Multiplier, ranging from 0% to 200%

Business Group Presidents	50% – 70%	40%	60%

Corporate Vice-Presidents	30% – 50%	100%	0%	Individual Performance Multiplier, ranging from 0% to 175%

Business Group Vice-Presidents	30% – 50%	25%	75%

The Committee reviews the incentive awards payable to the Chief Executive Officer, Chief Operating Officer, Corporate Executive Vice-Presidents and Business Group Presidents, as well as the Chief Actuary, Chief Auditor, Chief Compliance Officer and Chief Risk Officer. The Committee has the discretion to adjust the final payouts to ensure they reflect individual contribution towards financial, operational and strategic objectives. No incentive compensation is payable where individual performance is not satisfactory or where key business objectives are not achieved.
Mid-Term and Long-Term Incentive Compensation
Sun Life Financial has a portfolio of longer-term incentive (“LTI”) vehicles. These vehicles are designed to reward executives for the creation of sustainable shareholder value and superior returns, and to ensure appropriate emphasis on intermediate and long-term performance. Accordingly, the portfolio includes both mid-term (three years) incentives and stock options (up to ten years).
Participation in the LTI program is limited to approximately 500 executives and key employees who have the ability to influence business outcomes and financial performance, and have longer-term succession potential. For senior executives, there is greater weighting on performance-based vehicles to recognize their ability to directly influence business results and to reinforce the importance of alignment of executive and shareholder interests.
The Committee determines the mix of the LTI portfolio for all participants, based on the participant’s level in the organization.
a)	Restricted Share Unit Plan
The Restricted Share Unit Plan (the “RSU Plan”) is a mid-term plan that rewards executives and select senior managers for their contribution to Sun Life Financial’s performance, while increasing alignment between their compensation and the interests of shareholders. The initial value of each Restricted Share Unit (“RSU”) is based on the value of a common share of the Corporation, as determined under the RSU Plan at the date of grant. Additional RSUs are accumulated over the three-year performance

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period representing dividends that are paid on the Corporation’s common shares. Each RSU award, inclusive of the dividend-related RSUs, vests and is paid out at the end of three years. The redemption value is the then fair market value of an equal number of the Corporation’s common shares. Awards vest on a change of control and become payable on the earlier of (i) the individual’s termination of employment as a result of the change of control or (ii) the normal payment date under the terms of the plan.
b)	Performance Share Unit Plan
The Performance Share Unit Plan (the “PSU Plan”) is a mid-term plan designed to further reinforce Sun Life Financial’s pay for performance commitment.
The initial value of each Performance Share Unit (“PSU”) is based on the value of a common share of the Corporation, as determined under the PSU Plan, at the date of grant. Additional PSUs are accumulated, representing dividends paid on common shares during the three-year vesting period. Each award vests and is paid out at the end of a three-year performance period based on the achievement of pre-determined performance measures and targets. Awards vest on a change of control and become payable on the earlier of (i) the individual’s termination of employment as a result of the change of control or (ii) the normal payment date under the terms of the plan.
For awards granted in 2005, the performance measures are based on an equal weighting of the following performance factors:
•	Three-year TSR relative to a peer group of North American financial services companies; and

•	Growth in three-year operating EPS and dividends paid.
For awards granted in 2006, the performance measures are based on an equal weighting of the following performance factors:
•	Three-year TSR relative to a peer group of North American financial services companies; and

•	Growth in three-year operating EPS.
The peer group of North American financial services companies includes six Canadian companies: BMO Financial Group, Canadian Imperial Bank of Commerce, Manulife Financial Corporation, Royal Bank of Canada, TD Bank Financial Corporation and The Bank of Nova Scotia; and seven US life insurers: Hartford Financial Services, Jefferson-Pilot Corp., Lincoln Financial Services Corp., MetLife Inc., Nationwide Financial Service Co., Principal Financial Group and Prudential Financial Inc.
If pre-established performance thresholds are not met, the units will not vest. If the pre-established targets are exceeded, the number of units vesting may be increased by up to 50%.
Payments to executives are based on the number of vested PSUs multiplied by the market value of the Corporation’s common shares at the end of the three-year performance period.
c)	Executive Stock Option Plan
The Executive Stock Option Plan (the “Option Plan”) authorizes the Committee to make grants of options to purchase common shares of the Corporation to employees of Sun Life Financial and its affiliates. The Option Plan is designed to reward eligible employees in relation to increases in shareholder value over the longer term.
Under the Option Plan, stock options have a maximum exercise period of 10 years. The exercise price is the closing price of the common shares on the TSX on the trading day preceding the date of the grant. Stock options will normally vest at 25% per year, over four years, commencing on the first anniversary of the date of the grant, subject to the terms of each grant set by the Committee and approved by the Board or Directors. Options vest immediately on the death of a participant and are exercisable for a period of one year. On disability, participants have one year from the date of eligibility for disability benefits to exercise any options that are vested or become vested during that period. Participants who retire have three years in which to exercise any options that are vested or become vested during that period. Grants under the Option Plan are subject to early termination in the event of a participant’s termination of employment. Subject to certain exceptions, outstanding options vest and become immediately exercisable on a change of control. Options may not be assigned by a participant.

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At the discretion of the Corporation an option granted under the Plan may have stock appreciation rights (“SARs”) entitling the participant to receive in cash an amount equal to the excess of the market price, on the date the participant exercises such right, over the exercise price of the related option. Each exercise of a right in respect of a share covered by a related option terminates the option. No SARs have been granted under the Option Plan to date.
Prior to exercising stock options, the Chief Executive Officer consults with the Chairman of the Board. All other members of the Executive Team consult with the Chief Executive Officer prior to exercising stock options.
The Option Plan may be amended by the Board of Directors subject to obtaining approvals, including shareholder approval, required under applicable law or stock exchange rules.
d)	Senior Executives’ Deferred Share Unit Plan
The Senior Executives’ Deferred Share Unit Plan (the “DSU Plan”) aligns executives’ and shareholders’ interests by providing executives with a vehicle to assist them in achieving the Corporation’s share ownership requirements.
Each eligible executive may elect to receive 0%, 50%, 75% or 100% of his or her annual incentive award in the form of DSUs, subject to the approval of the Committee. The executive must elect to participate in the DSU Plan prior to the beginning of the calendar year for which the annual incentive award is earned. When incentive awards are decided, the amount elected is converted to DSUs that have a value equal to the market price of a common share of the Corporation, as determined under the DSU Plan.
Additional DSUs are automatically credited to DSU Plan participants representing dividends that are paid on the Corporation’s common shares. The executive is not permitted to redeem the DSUs until termination of employment, death or retirement. The value of the DSUs may be settled in cash or converted to common shares purchased on the open market. The value of the DSUs at the time of redemption will be based on the fair market value of the Corporation’s common shares immediately before their conversion.
Stock Ownership Requirements
To ensure that executives are significant shareholders of the Corporation, all senior executives are required to meet minimum share ownership levels. The requirements are in proportion to the executive’s compensation and position and must be satisfied by the later of five years from appointment into an eligible position or within 2.5 years from promotion into a higher level eligible position, through holdings of the Corporation’s common shares, as well as DSUs and RSUs.
Sun Life Financial may, at its discretion, require that the net proceeds of a long-term incentive be settled in common shares of the Corporation until the executive’s stock ownership requirements are met. For the RSU and PSU Plans, common shares will be purchased on the open market.
The following table sets out the holdings of the Chief Executive Officer, the Chief Financial Officer, and the three most highly compensated executive officers based on total cash compensation (salary and annual bonus) earned in the fiscal year 2005, other than the Chief Executive Officer and the Chief Financial Officer (“Named Executive Officers”), as at December 31, 2005 using the closing price of the Corporation’s common shares on December 31, 2005, which was $46.73 per share:

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	Total Share Ownership

	Minimum Ownership	Value at December 31, 2005
Named Executive Officer	Requirement[1]	($)	Multiple of Salary
Donald A. Stewart	6 times salary	13,648,089	12.4
C. James Prieur	4 times salary	7,529,283	10.0
Robert C. Salipante	3 times salary	2,889,876	3.5
Paul W. Derksen	3 times salary	5,536,178	8.9
Kevin P. Dougherty[2]	3 times salary	1,191,627	2.4

[1]	The minimum ownership requirement pertaining to other Corporate Executive Vice-Presidents is three times base salary, and the requirement for Senior Business Unit and Functional Vice-Presidents is two times base salary.

[2]	Mr. Dougherty was appointed President, Sun Life Financial, Canada effective September 6, 2004.
Report on 2005 Performance and Chief Executive Officer’s Compensation
Corporate Performance Assessment
Sun Life Financial achieved strong results in 2005 with continued success in growing core earnings, improving ROE and expanding distribution capability. Sun Life Financial reported operating earnings of $1,906 million in 2005 and operating EPS grew by 11.3% during the year. Operating ROE increased 110 basis points (“bps”) to 13.1%. These results were achieved despite the adverse financial impact of the strong Canadian dollar relative to foreign currencies.
The following table summarizes Sun Life Financial’s financial performance relative to objectives for 2005:

	Performance Relative
Measure	to Internal Plan Targets	2005 Results	2004 Results	Change from 2004
Net Operating Income	Exceeded Target	$1,906 million	$1,739 million	+9.6%
Operating EPS Growth	Exceeded Target	$3.24	$2.91	+11.3%
Operating ROE Growth	Exceeded Target	13.1%	12.0%	+110 bps
TSR Relative to Peer Group	Below Target	19.1%	27.2%	-8.1%

Solid financial performance for 2005 was complemented by the achievement of key strategic and operational focus areas. In particular, Sun Life Financial has undertaken initiatives to strengthen customer relationships, enhance growth, and achieve operational efficiencies on a global scale. These initiatives have resulted in increased market share in Individual Life Insurance in Canada and sales in Group Life & Health Insurance in the US in 2005. Sun Life Financial has also significantly expanded its presence globally by increasing distribution capacity in key growth markets in Asia. The acquisition of CMG Asia Limited in 2005 strengthened Sun Life Financial’s resources and business opportunities in Hong Kong and contributed to sales growth over the period. For the second consecutive year, Sun Life Financial has been identified at the World Economic Forum in Switzerland as one of the 100 Most Sustainable Corporations in the World.
Board Performance Assessment
The Chairman of the Board seeks input from the independent directors to evaluate the Chief Executive Officer’s performance and reviews the input received with the Committee and the independent directors. The Committee uses this input to review the Chief Executive Officer’s performance and determine his compensation. In assessing performance, the Committee considers both financial and non-financial components, including:

MANAGEMENT INFORMATION CIRCULAR 2006
•	Financial results and business performance in relation to pre-determined targets and industry peers;
•	Leadership of Sun Life Financial, including strategy development and execution;
•	Organizational culture, including business practices, customer focus, governance and compliance;
•	Leadership bench strength and succession;
•	Organizational capabilities; and
•	Management of external relationships.
The Chairman of the Committee completed this assessment in early 2006. The Board concluded that, in addition to strong financial results, Mr. Stewart met or exceeded the key objectives set forth for him with respect to fiscal 2005. In particular, Mr. Stewart continued to reinforce a customer-focused culture throughout the organization, took actions to strengthen leadership talent and maintained the organization’s attention on enterprise risk management. Further, Mr. Stewart has ensured continued focus on core businesses while at the same time pursuing opportunities in key growth markets. The board further believes that under Mr. Stewart’s leadership, the objectives set forth in its strategic plan are appropriate, allowing it to capitalize on strong corporate results and growth momentum in 2006.
Chief Executive Officer’s Compensation in 2005
In recognition of Mr. Stewart’s contribution in 2004, the Committee recommended and the Board approved the following compensation arrangement at the February 2005 Committee meeting:

•	The Committee assessed Mr. Stewart’s base salary, taking into consideration his performance in 2004 and competitive market data and granted him an increase of $100,000 effective April 1, 2005.
•	Based on Sun Life Financial’s overall performance in 2004, the Committee granted Mr. Stewart an Annual Incentive award of $1,500,000.
•	Under Sun Life Financial’s long-term incentive compensation programs, the Committee granted Mr. Stewart a long-term incentive award in February 2005, provided equally in stock options and PSUs. Mr. Stewart was granted 204,200 stock options at an exercise price of $40.80, vesting at the rate of 25% per year over four years. He was also granted 67,501 PSUs with an award value of $2,749,991 and a unit price of $40.74. The final value of these PSUs, which vest February 10, 2008, will be determined as set forth in the PSU Plan description.
Chief Executive Officer’s Compensation in 2006
In recognition of his contribution in 2005, the Committee recommended and the Board approved Mr. Stewart’s compensation during the February 2006 Committee meeting as follows:
•	The Committee assessed Mr. Stewart’s base salary relative to his competitive peers in 2005 and determined that it was competitively positioned and commensurate with continued strong contribution to Sun Life Financial.
•	Based on Sun Life Financial’s overall performance in 2005, the Committee granted Mr. Stewart an Annual Incentive award of $1,700,000.
•	In 2006, and in recognition of Mr. Stewart’s leadership, the Committee granted Mr. Stewart a long-term incentive award with an expected compensation value of $5,271,871 provided in stock options and PSUs. Mr. Stewart was granted 204,200 stock options at an exercise price of $49.40, vesting at the rate of 25% per year over four years and 55,232 PSUs with an award value of $2,750,001 and a unit price of $49.79. The final value of these PSUs, which vest February 21, 2009, will be determined as set forth in the PSU Plan description.
Supplemental Total Compensation Information – Chief Executive Officer
The following table provides a summary of the Mr. Stewart’s total compensation package in each of 2003, 2004, and 2005 and is intended to provide shareholders with a comprehensive view of the total compensation received by Mr. Stewart on an annual basis.

MANAGEMENT INFORMATION CIRCULAR 2006
Donald A. Stewart – Chief Executive Officer

	2005	2004	2003
Compensation Element	($)	($)	($)
Cash
Salary[1]	1,100,000	1,000,000	1,000,000
Bonus[2]	1,700,000	1,500,000	0

Total Cash	2,800,000	2,500,000	1,000,000

Mid- and Long-Term Incentives	2,749,991	4,999,985	0
PSU Grant Value[3]	0	0	1,530,594
RSU Grant Value[4]	2,777,120	0	2,585,333
Stock Option Value[5]

Total Mid- and Long-Term Incentives	5,527,111	4,999,985	4,115,927

Total Direct Compensation	8,327,111	7,499,985	5,115,927
Pension Service Cost[6]	412,000	(12,000)	440,000

Total	8,739,111	7,487,985	5,555,927

[1]	Base Salary represents the salary in effect on April 1 of each year.

[2]	Bonuses are listed in accordance with the relative performance year.

[3]	The PSU Grant Value is equal to the number of units granted multiplied by the share price at the time of grant. In 2005 Mr. Stewart was awarded 67,501 units at a share price of $40.74, and in 2004 he was awarded 137,061 PSUs with a share price of $36.48.

[4]	The RSU Grant Value is equal to the number of units granted multiplied by the share price at the time of grant. In 2003 Mr. Stewart was awarded 55,800 RSUs with a share price of $27.43.

[5]	The Stock Option Value represents the expected compensation value at the time of grant, calculated using the Black-Scholes option-pricing model. In 2005 Mr. Stewart was awarded 204,200 options with an exercise price of $40.80. In 2003 he was awarded 280,000 options with an exercise price of $27.70.

[6]	The Service Costs represent the pension expense related to the fiscal year service and the impact of differences between actual compensation increases for the fiscal year and the actuarial assumptions used during that year. Sun Life Financial’s match for the defined contribution plan ($9,000) has been added to the Service Cost for 2005.
Composition of Management Resources Committee
The Committee is composed of six directors, including a Committee Chair, appointed by the Board of Directors on an annual basis following each annual meeting. No member of the Committee is an officer or employee of the Corporation or Sun Life Assurance, or any affiliated company. Each member satisfies the applicable independence and experience requirements of the laws governing the Corporation, the stock exchanges on which the Corporation’s securities are listed and securities regulatory authorities.
The Management Resources Committee presents this report on Executive Compensation. The Committee is satisfied with the appropriateness of its mandate and that it substantially met the terms of its Charter in 2005.
Signed,

William R. Fatt (Chairman)	George W. Carmany, III*	David A. Ganong
David W. Kerr*	Bertin F. Nadeau	W. Vickery Stoughton
*Appointed May 11, 2005

MANAGEMENT INFORMATION CIRCULAR 2006
Summary Compensation Table
The following table provides a summary of compensation earned during each of the last three fiscal years for the Named Executive Officers. The Named Executive Officers are also officers of Sun Life Assurance and their compensation reflects the total amount paid for their services to both the Corporation and Sun Life Assurance. Payment of such compensation was allocated between the Corporation and Sun Life Assurance. Named Executive Officers resident outside of Canada are compensated in US dollars.

Summary Compensation Table
		Annual Compensation			Long-Term Compensation
					Awards		Payouts
				Other	Securities	Shares or Units		Other
				Annual	Under	Subject to		Annual
				Compen-	Options/	Resale	LTIP	Compen-
		Salary	Bonus[1]	sation	SARs Granted	Restrictions[2]	Value[3]	sation
Name and Principal Position	Year	$	$	$	#	$	$	$

Donald A. Stewart	2005	1,073,077	1,700,000	–	204,200	2,749,991	–	343,798
Chief Executive Officer	2004	1,000,000	1,500.000	–	–	4,999,985	–	326,258
	2003	961,923	0	–	280,000	1,530,594	–	160,781

C. James Prieur	2005	750,000	755,000	–	48,300	650,007	–	112,763
President and	2004	750,000	732,000	–	–	1,300,001	–	115,720
Chief Operating Officer	2003	746,192		–	114,000	630,890	–	65,599

Robert C. Salipante[5]	2005	US 685,385	US 597,000	–	53,400	718,735	–	63,755
President, Sun Life Financial	2004	US 690,385	US 668,000	–	71,300	516,995	–	42,923
US	2003	US 535,000	US 438,000	US 148,662	110,000	616,302	–	15,506

Paul W. Derksen	2005	614,615	554,000	–	48,300	650,007	838,305	58,593
Executive Vice-President and Chief	2004	594,769	518,000	–	–	1,300,001	–	59,153
Financial Officer	2003	579,231	319,000	–	70,000	384,020		21,852

Kevin P. Dougherty[6]	2005	493,269	519,000	–	44,600	600,019	–	32,433
President, Sun Life Financial	2004	369,865	249,000	–	25,000	600,023	–	23,966
Canada	2003	228,731	147,310	–	14,925	109,720	–	7,894

[1]	Named Executive Officers participate in an annual incentive plan that provides annual cash payments based on the achievement of pre-determined business and individual results. For 2005 Mr. Salipante received 50% of his annual award in DSUs. For 2003 and 2004 Mr. Salipante received 100% of his annual award in DSUs.

[2]	Amounts shown represent awards issued under the RSU Plan and PSU Plan, valued as of the grant date, based on a share price of $40.74, which was the average closing price on the TSX of the Corporation’s common shares for the five consecutive trading days ending February 9, 2005. For 2004 the share price was $36.48; and for 2003 the price for Messrs. Stewart, Prieur, Derksen, and Dougherty was $27.43 and the price for Mr. Salipante was $27.27. The aggregate number of RSUs and PSUs held by the Named Executive Officers and the aggregate value as of December 31, 2005 are as follows:

MANAGEMENT INFORMATION CIRCULAR 2006

	Restricted Share Unit Plan		Performance Share Unit Plan
		Aggregate Value as at		Aggregate Value as at
		December 31, 2005		December 31, 2005
Named Executive Officer	Aggregate No. of Units	($)	Aggregate No. of Units	($)

Donald A. Stewart	59,456	2,788,372	211,436	9,880,420

C. James Prieur	43,061	2,012,252	34,795	1,625,988

Robert C. Salipante	24,081	1,125,291	32,716	1,528,816

Paul W. Derksen	33,472	1,564,128	34,795	1,625,988

Kevin P. Dougherty	17,108	799,451	19,274	900,672

The following table shows the potential number of units, which may be paid out as a result of units granted in 2005 under the PSU plan. The actual payout value will be based on the value of a common share of the Corporation, as determined under the PSU Plan, as of the vesting date. Additional PSUs will be accumulated, representing dividends paid during the three-year vesting period.

			Potential Units to be Paid Out Under 2005 Grant
		Performance
		Period Until
Named Executive Officer	Units Granted	Maturation	Minimum (#)	Target (#)	Maximum (#)

Donald A. Stewart	67,501	February 10, 2008	0	67,501	101,252

C. James Prieur	15,955	February 10, 2008	0	15,955	23,933

Robert C. Salipante	17,642	February 10, 2008	0	17,642	26,463

Paul W. Derksen	15,955	February 10, 2008	0	15,955	23,933

Kevin P. Dougherty	14,728	February 10, 2008	0	14,728	22,092

[3]	This amount represents payment of a vested Restricted Share Unit award.

[4]	The amounts in this column represent the following:
a.	Dividend equivalents credited to the Named Executive Officers under the DSU Plan, the RSU Plan and the PSU Plan.

b.	Sun Life Financial’s matching contribution to the voluntary employee stock ownership program. Messrs. Stewart and Dougherty participate in this program on the same basis as all other employees and as such can contribute between 1% and 20% of their salary to an EPSP or RRSP account. Sun Life Financial will match 50% of eligible contributions up to an annual maximum of $1,500.

c.	Sun Life Financial’s matching contribution to defined contribution pension plans. Mr. Stewart participates in this program on the same basis as all other employees and as such received a $9,000 match in 2005.
[5]	Mr. Salipante was hired as President, Sun Life Financial US effective February 25, 2003. Amounts in Other Annual Compensation include reimbursements for car allowance and relocation expenses. The taxable benefit for relocation expenses was US$142,711 in 2003.
[6]	Mr. Dougherty was appointed President, Sun Life Financial Canada effective September 6, 2004.
Option/SAR Grants During the Year Ended December 31, 2005
In 2005, stock options to purchase common shares of the Corporation were granted to the Named Executive Officers as set out in the following table. All of the options granted had an exercise price equal to the closing price of the Corporation’s common shares on the date preceding the date of the grant. The options vest over four years at the rate of 25% per year, commencing one year following the date of grant. No Stock Appreciation Rights (“SARs”) were granted.

MANAGEMENT INFORMATION CIRCULAR 2006

				Market Value of
		% of Total		Securities
	Securities Under	Options/SARs		Underlying
	Options/SARs	Granted to	Exercise or	Options/SARs on
	Granted	Employees in	Base Price	the Date of Grant
Named Executive Officer	(#)	Financial Year	($/Security)	($/Security)	Expiration Date

Donald A. Stewart	204,200	15.26%	40.80	40.80	February 10, 2015

C. James Prieur	48,300	3.61%	40.80	40.80	February 10, 2015

Robert C. Salipante	53,400	3.99%	40.80	40.80	February 10, 2015

Paul W. Derksen	48,300	3.61%	40.80	40.80	February 10, 2015

Kevin P. Dougherty	44,600	3.33%	40.80	40.80	February 10, 2015

Aggregated Option/SAR Exercises and Option/SAR Values for the Year Ended December 31, 2005
The following table shows for each Named Executive Officer the number of common shares acquired through stock options during the financial year ended December 31, 2005, the aggregate value realized upon exercise, and the number of common shares covered by unexercised options under the Option Plan as at December 31, 2005. Value realized upon exercise is the difference between the fair market value of the common shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at financial year-end is the difference between the exercise price of the options and the fair market value of the common shares on December 31, 2005, which was $46.73 (US$40.13) per share. No SARs have been granted under the Option Plan.

					Value of Unexercised in-the-
			Unexercised Options/SARs at		money Options/SARs at
			December 31, 2005		December 31, 2005 ($)
	Securities
	Acquired at	Aggregate Value
	Exercise	Realized
Named Executive Officer	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Donald A. Stewart	100,000	1,135,006	677,500	556,700	10,788,325	7,217,481

C. James Prieur	107,000	1,566,125	242,500	202,800	3,822,875	2,932,754

Robert C. Salipante[1]	0	0	72,825	161,875	1,746,279	2,600,025

Paul W. Derksen	35,000	680,750	157,500	125,800	2,495,100	1,611,769

Kevin P. Dougherty	0	0	42,825	86,125	632,570	839,967

[1]	The value of US$ options for Mr. Salipante has been converted to Canadian dollars using an exchange rate of Cdn$1.21 per US$1, which is the average exchange rate for 2005.
Options/SARs Outstanding for the Year Ended December 31, 2005
The following table provides the number of options outstanding and available for grant under the Option Plan as at December 31, 2005. The maximum number of common shares that may be issued to any one person under the Option Plan is limited to 1% of the outstanding common shares of the Corporation.

Total Options Outstanding and
Options Outstanding		Options Available for Grant		Available for Grant
	% of shares		% of shares		% of shares
# of Options	outstanding	# of Options	outstanding	# of Options	outstanding

8,919,088	1.53%	17,020,725	2.93%	25,939,813	4.46%

MANAGEMENT INFORMATION CIRCULAR 2006
Pension Arrangements
The Named Executive Officers are eligible to participate in the pension plans available in their country of residence. The following describes the pension arrangements in effect in Canada and the United States.
Retirement Benefits for Named Executive Officers in Canada
The Named Executive Officers in Canada participate in the Sun Life Assurance retirement program. The pension benefit is payable to Canadian Named Executive Officers from a combination of the Sun Life Assurance Canadian Staff Pension Plan and the Sun Life Assurance Canadian Non-Registered Pension Plan. The Non-Registered Pension Plan is secured through a Retirement Compensation Arrangement, which is funded through a combination of investments and a letter of credit.
Effective January 1, 2005, changes to the program were implemented. Participants with at least 55 years of combined age and service at January 1, 2004 were given the option of continuing to accrue benefits under the pre-2005 pension formula until December 31, 2008. Mr. Stewart elected to participate in the new program effective January 1, 2005. Messrs. Prieur, Derksen, and Dougherty chose to continue to accrue benefits under the prior formula until December 31, 2008.
a)	Pre-2005 Pension Formula

The following table illustrates the annual pension calculated at normal retirement (age 65) according to the pre-2005 pension formula for Messrs. Stewart, Prieur, Derksen and Dougherty. Average pensionable earnings for this purpose are calculated as the highest average of the basic salary and target annual bonus over the best consecutive 36-month period of the last 120 months. The annual pension benefit is determined as years of service prior to 2005 (2009 for individuals who chose to remain covered by the prior formula until that date) multiplied by the sum of 1.3% of average pensionable earnings up to the average of the last three years’ maximum pensionable earnings (YMPE) and 1.65% of average pensionable earnings over the average YMPE, without regard to the maximum pension limit for registered pension plans imposed by the Income Tax Act (Canada). The years of credited service are limited to 35. This is a non-contributory defined benefit plan.

Pre-2005 Pension Formula – Sun Life Assurance – Annual Pension Payable at Normal Retirement (Age 65)
Average
Pensionable	Years of Service Covered by the Pre-2005 Formula
Earnings	15	20	25	30	35
($)	($)	($)	($)	($)	($)

200,000	47,374	63,165	78,956	94,748	110,539

400,000	96,874	129,165	161,456	193,748	226,039

600,000	146,374	195,165	243,956	292,748	341,539

800,000	195,874	261,165	326,456	391,748	457,039

1,000,000	245,374	327,165	408,956	490,748	572,539

1,200,000	294,874	393,165	491,456	589,748	688,039

1,400,000	344,374	459,165	573,956	688,748	803,539

1,600,000	393,874	525,165	656,456	787,748	919,039

1,800,000	443,374	591,165	738,956	886,748	1,034,539

2,000,000	492,874	657,165	821,456	985,748	1,150,039

2,200,000	542,374	723,165	903,956	1,084,748	1,265,539

2,400,000	591,874	789,165	986,456	1,183,748	1,381,039

2,600,000	641,374	855,165	1,068,956	1,282,748	1,496,539

MANAGEMENT INFORMATION CIRCULAR 2006
The pension benefit is payable without reduction if the Named Executive Officer retires on or after age 60 with at least 90 years of combined age and total service with Sun Life Assurance and its affiliates. If the Named Executive Officer retires prior to age 60 and has at least 90 years of combined age and total service, the pension benefit is reduced by 3% per year that retirement precedes age 60. Otherwise, the pension benefit is reduced by 5% per year that retirement precedes age 65.
Upon retirement, the normal form of pension benefit is payable for the life of the Named Executive Officer with a 60% survivor benefit for employees with spouses.
b) Pension Formula Effective January 1, 2005
The following table illustrates the annual pension calculated at normal retirement (age 65) according to the non-contributory defined benefit pension formula effective January 1, 2005. Average pensionable earnings for this purpose are calculated as the Named Executive Officer’s best consecutive three-calendar-year average pensionable earnings over the last 10 years of employment. For this purpose, pensionable earnings include basic salary plus the lesser of the Named Executive Officer’s target and actual annual bonus, with the bonus component limited to 100% of basic salary. The annual pension benefit at normal retirement is determined as years of service after 2004 (2008 for individuals who chose to remain covered by the prior formula until December 31, 2008) multiplied by 1.6% of average pensionable earnings, without regard to the maximum pension limit for registered pension plans imposed by the Income Tax Act (Canada).

Pension Formula – Annual Pension Payable at Normal Retirement (Age 65)
Average
Pensionable	Years of Service from January 1, 2005 Covered by the New Pension Formula
Earnings	15	20	25	30	35
($)	($)	($)	($)	($)	($)

200,000	48,000	64,000	80,000	96,000	112,000

400,000	96,000	128,000	160,000	192,000	224,000

600,000	144,000	192,000	240,000	288,000	336,000

800,000	192,000	256,000	320,000	384,000	448,000

1,000,000	240,000	320,000	400,000	480,000	560,000

1,200,000	288,000	384,000	480,000	576,000	672,000

1,400,000	336,000	448,000	560,000	672,000	784,000

1,600,000	384,000	512,000	640,000	768,000	896,000

2,000,000	480,000	640,000	800,000	960,000	1,120,000

2,400,000	576,000	768,000	960,000	1,152,000	1,344,000

2,600,000	624,000	832,000	1,040,000	1,248,000	1,456,000

The pension benefit formula is adjusted if the Named Executive Officer leaves employment prior to age 62. If the Named Executive Officer leaves prior to age 51, the formula is revised to replace the 1.6% factor with a factor of 1%. If the Named Executive Officer leaves between ages 51 and 62, the 1% factor is increased by 0.05% for each complete year that retirement follows age 50, to a maximum factor of 1.6% at ages 62 and later.
The pension benefit is payable without reduction if the Named Executive Officer retires at age 62 or later. The pension benefit is reduced actuarially if the Named Executive Officer retires prior to age 62.
Upon retirement, the pension benefit for single executives is payable for the life of the Named Executive Officer. If the Named Executive Officer has a spouse at pension commencement, the pension payable from the Plan will be actuarially reduced to provide a 60% survivor pension for the lifetime of the spouse.

MANAGEMENT INFORMATION CIRCULAR 2006
The total combined annual pension benefit for all service in all Sun Life Assurance sponsored defined benefit plans cannot exceed 65% of the Named Executive Officer’s best consecutive three-calendar-year average pensionable earnings over the last 10 years of employment. The new program also contains a defined contribution component. A Named Executive Officer may elect to contribute to this component, in which case Sun Life Assurance matches the Named Executive Officer’s contribution. The matching is 100% in years 2004 to 2008 inclusive, and 50% in years 2009 and beyond. The total contribution (Named Executive Officer plus Sun Life Assurance) is limited by the Income Tax Act (Canada). Any amount of matching contribution that Sun Life Assurance makes for a Named Executive Officer in a given year is reported under “All Other Annual Compensation” in the Summary Compensation Table on page 34.
Retirement Benefits for Named Executives in the United States
a) Pension Benefits Effective January 1, 2006
On January 1, 2006, the provisions of the new US retirement program became effective. The new program includes the newly established tax-qualified US Retirement Investment Account (RIA), which provides an automatic employer-provided allocation, and the existing tax qualified 401(k) plan that provides employees with a deferral opportunity and an employer matching contribution. Employees may contribute up to 60% of their combined base salary and actual incentive payments (“Eligible Earnings”) up to the US tax law maximum ($US220,000 for 2006), subject to the US tax law contribution maximum (in 2006, US$15,000 plus US$5,000 catch-up for employees at least age 50). The employer provides a 401(k) match equal to 50% of the employee contribution up to 6% (US$6,600 maximum for 2006). In connection with the establishment of the new RIA, on December 31, 2005, participation in the US Employees’ Retirement Income Plan (“US Pension Plan”) was closed to new employees and benefits were frozen for most participants, including Mr. Salipante. Refer to (b) below for Prior US Pension Plan Benefits.
The RIA also includes a transition allocation for the next 10 years to those employees, including Mr. Salipante, who were at least age 40 and have combined age and service equal to at least 45 as of January 1, 2006.
The employer contributions are detailed in the chart below. Beginning in 2006, allocation percentages under the RIA are based on age plus years of service on January 1 of each year and, for eligible employees receiving an additional transition allocation, the percentage is fixed on January 1, 2006:

New US Retirement Program
Age and Service
as at January 1	% of Eligible Earnings[1]

Under 40	3%

40 to 54	5%

55 and over	7%

Transition Allocation
(Based on Years of Service as at January 1, 2006)
Age as at January 1, 2006	Less than 5 years	More than 5 years

40 - 42	3%	5%

43 - 44	3.5%	5.5%

45 and over	4.5%	6.5%

[1]	Eligible earnings includes base salary and actual incentive payments.
In addition, the employer in its sole discretion may periodically make a discretionary profit sharing RIA allocation. Currently, the contribution is expected to be up to 3% of an employee’s Eligible Earnings once in every three-year business performance cycle based on achievement relative to pre-determined financial performance goals over the cycle.
In accordance with the US tax law maximum, the total employee and employer annual allocations to the RIA and 401(k) in 2006 cannot exceed US$44,000 for an individual employee and the maximum Eligible Earnings that can be used to determine the annual allocations under the RIA and 401(k) are US$220,000 for 2006.
A Non-qualified Retirement Investment plan was established effective January 1, 2006 to restore the equivalent of allocations to the RIA and 401(k), which would otherwise be limited due to any of the three US-qualified-plan tax limits discussed above that are applicable to defined contribution plans. This plan is generally restricted to designated employees at or above the

MANAGEMENT INFORMATION CIRCULAR 2006
Assistant Vice-President level. For certain key senior executives, including Mr. Salipante, a Top Hat Account was established where executives are credited a 15% allocation on eligible pay in excess of the qualified plan compensation limit and in lieu of the regular employer allocations under the Non-qualified Retirement Investment plan. The earnings definition for this Top Hat contribution restricts incentive payments to a maximum of target payout.
b) Prior US Pension Plan Benefits
Pensionable earnings for this purpose are calculated using the highest average of base earnings and incentive payment, up to target, earned over the highest consecutive 36-month period in the last 120 months ending in the year 2005. The pension benefit is determined by years of service (maximum of 30) multiplied by 1.67% of the pensionable earnings, plus 0.5% of pensionable earnings for service in excess of 30 years (to a maximum of 40). The benefit is non-contributory.
In accordance with US tax law, the annual pension has a maximum limit (US$170,000 in 2005 for pension benefits beginning at the Plan’s normal retirement age). The maximum pensionable earnings that can be used to determine this benefit are US$210,000. Benefits attributable to pensionable earnings over the maximum are accounted for under the United States Excess Plan, a pension plan with terms similar to the Plan.
The following table shows combined benefits under both the Plan and the United States Excess Plan and reflects the frozen pension formula in effect for service up to and including 2005.

Annual Pension – United States (US$)
Average
Pensionable	Years of Service
Earnings	15	20	25	30	35
($)	($)	($)	($)	($)	($)

200,000	50,000	66,667	83,333	100,000	105,000

400,000	100,000	133,333	166,667	200,000	210,000

600,000	150,000	200,000	250,000	300,000	315,000

800,000	200,000	266,667	333,333	400,000	420,000

900,000	225,000	300,000	375,000	450,000	472,500

1,000,000	250,000	333,333	416,667	500,000	525,000

1,200,000	300,000	400,000	500,000	600,000	630,000

1,500,000	375,000	500,000	625,000	750,000	787,500

Pension Entitlement and Liability Information
In the interest of greater disclosure and clarity for shareholders, the following section provides additional details for the defined benefit pension for each Named Executive Officer.
The following table provides, for each Named Executive Officer: the current and projected years of credited service; the estimated annual pension based on current compensation, assuming they retired at their normal retirement age of 65; the annual service and compensation costs for 2005; and the accrued pension liabilities as at December 31, 2004 and December 31, 2005.
The calculation of these amounts uses actuarial methods and assumptions that are consistent with those used for calculating pension liabilities and annual expense as disclosed in the Corporation’s 2004 and 2005 consolidated financial statements. As the assumptions reflect the Corporation’s best estimate of future events, the values shown in the table below may not be directly comparable to similar estimates of pension liabilities that may be disclosed by other companies.

MANAGEMENT INFORMATION CIRCULAR 2006
Canadian dollars unless otherwise indicated

				Estimated	Annual Service	Accrued
		Credited Service		Annual Pension	and	Liability
	Accrued Liability at	at December 31,	at Normal	at Normal	Compensation	at December 31,
	December 31, 2004[6]	2005	Retirement	Retirement[3]	Cost for 2005[4]	2005[5]
Named Executive Officer	($)	(years)	(years)	($)	($)	($)

Donald A. Stewart	12,254,000	36.0	41.9	1,430,000	403,000	15,477,000

C. James Prieur	5,395,000	26.9	37.2	773,000	68,000	6,740,000

Robert C. Salipante[1]	US159,000	3.0	3.0	US48,000	US5,000	US197,000

Paul W. Derksen[2]	2,219,000	17.3	31.2	503,000	255,000	3,104,000

Kevin P. Dougherty	1,776,000	19.2	35.2	457,000	119,000	2,593,000

[1]	The amounts for Mr. Salipante reflect that the plan was frozen effective December 31, 2005.

[2]	Mr. Derksen has an arrangement under which he is accruing two years of credited service for each year of actual service until he completes 10 years of actual service.

[3]	The Estimated Annual Pension at Normal Retirement Age assumes that a Named Executive Officer will receive the annual bonus at target level. Achieving greater than target will not result in a greater pension, but less than target will result in a lesser pension.

[4]	Represents the defined benefit pension expense related to 2005 service for each of the Named Executive Officers and the impact of differences between actual compensation increases for 2005 and the actuarial assumptions used for the year. In addition, Sun Life Financial also provides matching contribution to a defined contribution pension plan for eligible participants; Mr. Stewart participates in this program on the same basis as all other employees and as such received a $9,000 match in 2005.

[5]	Accrued liability is the actuarial value of projected defined benefit obligations for service to December 31, 2005. The values have been determined using the same actuarial assumptions as those used to determine the year-end pension plan liabilities disclosed in the 2005 Notes to the Corporation’s consolidated financial statements. The accrued liability assumes a Named Executive Officer will achieve target bonus.

[6]	The difference between the accrued liability at the end of 2004 and 2005 is attributable to the annual service and compensation cost detailed in the chart, interest on the liabilities, and the impact of changes to the accounting assumptions, particularly the interest rate assumption that is tied to the change in long-term bond yields. The discount rate was reduced from 6% to 5% in the Canadian plans, and from 6.2% to 5.8% in the US plans.
Termination Arrangements for Named Executive Officers
Sun Life Financial has entered into change of control contracts with the Named Executive Officers and certain other senior officers. In the event of a change of control which results in the termination of the employment of the executive within three years of the change of control, the contracts provide for up to 24 months, and in the case of the Chief Executive Officer up to 36 months, of base pay and target incentive compensation from the date of actual termination. Most benefits and perquisites are continued throughout the severance period and the early retirement reduction factors in the pension plan may be improved, depending on the provisions of the pension plan in which the executive participates. Mid- and long-term incentive awards vest and are payable in accordance with the terms of the respective plans.
For these purposes, a change in control is (i) a consolidation or merger of the Corporation or Sun Life Assurance with a non-affiliate; (ii) a sale of all or substantially all of the assets of the Corporation or Sun Life Assurance to a non-affiliate; or (iii) the acquisition by a non-affiliate of more than 20% of the voting shares of the Corporation or Sun Life Assurance.
Sun Life Assurance entered into an employment arrangement with Mr. Derksen at the commencement of his employment that entitles him to up to 24 months of base pay from the date his employment terminates for reasons other than resignation, retirement, change of control or just cause.
Supplemental Total Compensation Information – Other Named Executive Officers
The following tables provide a summary of the compensation awards in each of 2003, 2004, and 2005 for each of the other Named Executive Officers, and is intended to provide shareholders with an overall view of their total compensation.

MANAGEMENT INFORMATION CIRCULAR 2006
C. James Prieur – President and Chief Operating Officer

	2005	2004	2003
Compensation Element	($)	($)	($)

Cash
Salary[1]	750,000	750,000	750,000
Bonus[2]	755,000	732,000	0

Total Cash	1,505,000	1,482,000	750,000

Mid- and Long-Term Incentives	650,007	650,001	0
PSU Grant Value[3]	0	650,001	630,890
RSU Grant Value[4]	656,880	0	1,052,600
Stock Option Value[5]
Total Mid- and Long-Term Incentives	1,306,887	1,300,001	1,683,490

Total Direct Compensation	2,811,887	2,782,001	2,433,490
Pension Service Cost[6]	68,000	90,000	123,000

Total	2,879,887	2,872,001	2,556,490

[1]	Base Salary represents the salary in effect on April 1 of each year.

[2]	Bonuses are listed in accordance with the relative performance year.

[3]	The PSU Grant Value is equal to the number of units granted multiplied by the share price at the time of grant. In 2005 Mr. Prieur was awarded 15,955 units at a share price of $40.74, and in 2004 he was awarded 17,818 PSUs with a share price of $36.48.

[4]	The RSU Grant Value is equal to the number of units granted multiplied by the share price at the time of grant. In 2003 Mr. Prieur was awarded 23,000 RSUs with a share price of $27.43.

[5]	The Stock Option Value represents the expected compensation value at the time of grant, calculated using the Black-Scholes option-pricing model. In 2005 Mr. Prieur was awarded 48,300 options with an exercise price of $40.80. In 2003 he was awarded 114,000 options with an exercise price of $27.70.

[6]	The Service Costs represent the pension expense related to the fiscal year service and the impact of differences between actual compensation increases for the fiscal year and the actuarial assumptions used during that year.
Robert C. Salipante – President, Sun Life Financial US

	2005	2004	2003[1]
Compensation Element	(US$)	(US$)	(US$)

Cash
Salary[2]	690,000	670,000	650,000
Bonus[3]	597,000	668,000	438,000

Total Cash	1,287,000	1,338,000	1,088,000

Mid- and Long-Term Incentives	592,527	397,169	0
PSU Grant Value[4]	0	0	439,650
RSU Grant Value[5]	598,714	658,574	659,267
Stock Option Value[6]

Total Mid- and Long-Term Incentives	1,191,241	1,055,743	1,098,917

Total Direct Compensation	2,478,241	2,393,743	2,186,917
Pension Service Cost[7]	5,000	87,000	58,000

Total	2,483,241	2,480,743	2,244,917

[1]	Mr. Salipante was hired as President, Sun Life Financial US effective February 25, 2003.

[2]	Base Salary represents the salary in effect on April 1 of each year.

[3]	Bonuses are listed in accordance with the relative performance year.

[4]	The PSU Grant Value is equal to the number of units granted multiplied by the share price at the time of grant. In 2005 Mr. Salipante was awarded 17,642 units at a share price of $40.74, and in 2004 he was awarded 14,172 PSUs with a share price of $36.48.

[5]	The RSU Grant Value is equal to the number of units granted multiplied by the share price at the time of grant. In 2003 Mr. Salipante was awarded 22,600 RSUs with a share price of $27.27.

MANAGEMENT INFORMATION CIRCULAR 2006
[6]	The Stock Option Value represents the expected compensation value at the time of grant, calculated using the Black-Scholes option-pricing model. In 2005 Mr. Salipante was awarded 53,400 options with an exercise price of $40.80. In 2004 he was awarded 71,300 options with an exercise price of US$27.71. In 2003 he was awarded 110,000 options with an exercise price of US$17.98.

[7]	Service Costs represent the pension expense related to the fiscal year service and the impact of differences between actual compensation increases for the fiscal year and the actuarial assumptions used during that year.
Awards to Mr. Salipante denominated in Canadian dollars have been converted to US dollars using the average exchange rate for the applicable year: 2005 – 1.21; 2004 – 1.30; 2003 – 1.40.
Paul W. Derksen – Executive Vice-President and Chief Financial Officer

	2005	2004	2003
Compensation Element	($)	($)	($)

Cash Salary[1]	620,000	600,000	580,000
Bonus[2]	554,000	518,000	319,000

Total Cash	1,174,000	1,118,000	899,000

Mid- and Long-Term Incentives PSU Grant Value[3]	650,007	650,001	0
RSU Grant Value[4]	0	650,001	384,020
Stock Option Value[5]	656,880	0	646,333

Total Mid- and Long-Term Incentives	1,306,887	1,300,001	1,030,353

Total Direct Compensation	2,480,887	2,418,001	1,929,353
Pension Service Cost[6]	255,000	253,000	392,000

Total	2,735,887	2,671,001	2,321,353

[1]	Base Salary represents the salary in effect on April 1 of each year.

[2]	Bonuses are listed in accordance with the relative performance year.

[3]	The PSU Grant Value is equal to the number of units granted multiplied by the share price at the time of grant. In 2005 Mr. Derksen was awarded 15,955 units at a share price of $40.74, and in 2004 he was awarded 17,818 PSUs with a share price of $36.48.

[4]	The RSU Grant Value is equal to the number of units granted multiplied by the share price at the time of grant. In 2003 Mr. Derksen was awarded 14,000 RSUs with a share price of $27.43.

[5]	The Stock Option Value represents the expected compensation value at the time of grant, calculated using the Black-Scholes option-pricing model. In 2005 Mr. Derksen was awarded 48,300 options with an exercise price of $40.80. In 2003 he was awarded 70,000 options with an exercise price of $27.70.

[6]	The Service Costs represent the pension expense related to the fiscal year service and the impact of differences between actual compensation increases for the fiscal year and the actuarial assumptions used during that year.
Kevin P. Dougherty – President, Sun Life Financial Canada

	2005	2004[1]	2003
Compensation Element	($)	($)	($)

Cash Salary[2]	500,000	300,000	230,000
Bonus[3]	519,000	249,000	147,310

Total Cash	1,019,000	549,000	377,310

Mid- and Long-Term Incentives PSU Grant Value[4]	600,019	150,006	0
RSU Grant Value[5]	0	450,017	109,720
Stock Option Value[6]	606,560	305,750	183,743

Total Mid- and Long-Term Incentives	1,206,579	905,773	293,463

Total Direct Compensation	2,225,579	1,454,773	670,773
Pension Service Cost[7]	119,000	834,000	28,000

Total	2,344,579	2,288,773	698,773

MANAGEMENT INFORMATION CIRCULAR 2006
[1]	Mr. Dougherty was appointed President, Sun Life Financial Canada effective September 6, 2004.

[2]	Base Salary represents the salary in effect on April 1 of each year.

[3]	Bonuses are listed in accordance with the relative performance year.

[4]	The PSU Grant Value is equal to the number of units granted multiplied by the share price at the time of grant. In 2005 Mr. Dougherty was awarded 14,728 units at a share price of $40.74, and in 2004 he was awarded 4,112 PSUs with a share price of $36.48.
[5]	The RSU Grant Value is equal to the number of units granted multiplied by the share price at the time of grant. In 2004 Mr. Dougherty was awarded 12,336 units at a share price of $36.48, and in 2003 he was awarded 4,000 RSUs with a share price of $27.43.
[6]	The Stock Option Value represents the expected compensation value at the time of grant, calculated using the Black-Scholes option-pricing model. In 2005 Mr. Dougherty was awarded 44,600 options with an exercise price of $40.80. In 2004 he was awarded 25,000 options with an exercise price of $36.69. In 2003 he was awarded 19,900 options with an exercise price of $27.70.
[7]	The Service Costs represent the pension expense related to the fiscal year service and the impact of differences between actual compensation increases for the fiscal year and the actuarial assumptions used during that year.
Supplemental Information – Compensation for 2006
In February 2006 the Committee reviewed the compensation of the Chief Executive Officer and the other Named Executive Officers. The Board of Directors approved the following changes:
Base Salaries and Annual Incentive Compensation
After reviewing the executives’ performance in 2005 and the compensation practices of the established peer group for similar levels of performance, it was determined that base salaries continued to be competitive and commensurate with continued strong performance and therefore no adjustments were made for the Named Executive Officers.
Awards under the Annual Incentive Plan for 2006 will continue to be assessed on key corporate and individual performance measures at the end of the fiscal year.
Mid- and Long-Term Incentive Awards
The following table summarizes the stock option and PSU grants that were awarded to the Named Executive Officers on February 21, 2006.

	Performance Share Units		Stock Options
	Number of Units	Unit Value at Grant	Number of Options	Exercise Price
Named Executive Officer		($)		($)

Donald A. Stewart	55,232	49.79	204,200	49.40

C. James Prieur	13,055	49.79	52,600	49.40

Robert C. Salipante	12,162	49.79	49,000	49.40

Paul W. Derksen	13,055	49.79	52,600	49.40

Kevin P. Dougherty	12,051	49.79	48,600	49.40

Supplemental Information – Aggregate Executive Compensation as a Percentage of Income
Sun Life Financial has an ongoing commitment to its shareholders to provide disclosure that demonstrates the relative benefits between compensation, business performance and shareholder value. The table below sets forth the aggregate compensation awarded to Sun Life Financial’s Executive Team members for each of the last five years, and the relationship between aggregate compensation and operating income before taxes and non-controlling interest, expressed as a percentage. While the actual number of Executive Team members may vary from one year to the next, the number of members defined below has been fixed at the nine most senior executives in order to provide meaningful year over year comparison.
The aggregate cost of compensation is based on the base salaries earned during the fiscal year, annual bonuses for the year in which they were earned, the value of mid-term incentives and the fair value of stock options granted during the year and pension expense related to fiscal year service.

MANAGEMENT INFORMATION CIRCULAR 2006
Operating income before taxes and non-controlling interest takes into account earnings before income taxes and includes amounts attributable to minority shareholders and participating policyholders. It also excludes special charges or earnings that are considered not to be part of the normal course of business. This measure is considered a good basis for comparison as it represents the earnings controllable by management before taking into consideration any volatility due to changes in tax legislation and represents the interest of both the majority and minority shareholders as well as participating policyholders.

			Operating Income
		Aggregate Total	Before Taxes and Non-
	No. of Executive	Compensation	Controlling Interest [3]	Compensation as a %
Year	Team members [1]	($000’s) [2]	($000’s)	of Income

2005	9	22,225	2,490,000	0.89%

2004	9	22,304	2,046,000	1.09%

2003	9	19,800	1,997,000	0.99%

2002	9	22,767	1,802,000	1.26%

2001	9	23,834	1,193,000	2.00%

[1]	For 2005 the Executive Team consists of the following nine members: Chief Executive Officer, President and Chief Operating Officer, President Sun Life Financial Canada, President Sun Life Financial US, Executive Vice-President and Chief Asset Liability Management Officer, Executive Vice-President and Chief Financial Officer, Executive Vice-President and Chief Information Officer, Executive Vice-President and Chief Investment Officer, and Executive Vice-President and Chief Legal Officer.

[2]	Aggregate Compensation for each year consists of earned salary, annual incentive, the grant value of PSUs and RSUs, the fair value of stock options, and estimated pension service costs. The fair value of stock options is less than the value used in the supplementary total compensation information. The basis for the determination of the fair value is disclosed in Note 18 of the Corporation’s Consolidated Financial Statements for the year ended December 31, 2005.

[3]	This figure represents Operating Net Income Before Taxes and Non-Controlling Interest based on the Corporation’s consolidated results for the years ending December 31, 2001 through 2005. Operating Net Income Before Taxes and Non-Controlling Interest is not a defined term under Canadian GAAP and therefore may not be comparable to similar terms used by other issuers. Further explanations about these measures can be found under “Non-GAAP Financial Measures” in Management’s Discussion and Analysis contained in the 2005 Annual Report and filed on the SEDAR website: www.sedar.com and the SEC website: www.sec.gov.
Securities Authorized for Issuance under
Equity Compensation Plans
The following table provides information as at December 31, 2005 regarding the common shares that were issued under the Executive Stock Option Plan, the Clarica Management Stock Incentive Plan and the Directors’ Stock Option Plan, as well as the number of common shares remaining available for issuance under the Executive Stock Option Plan and the Clarica Stock Option Plan. Security holders approved all of the above plans. The issuance of options from the Directors’ Stock Option Plan has been discontinued, therefore, the table does not include the common shares remaining for issuance under that Plan. The Special 2001 Stock Option Plan was a plan to award all employees of the Corporation following the demutualization of Sun Life Assurance and was not required to be approved by security holders.

			Number of securities
		Weighted-average exercise	remaining available for
	Number of securities to	price of outstanding options,	future issuance under
	be issued upon exercise	warrants and	equity compensation
	of outstanding options,	rights	plans (excluding securities
Plan Category	warrants and rights (a)	($Cdn)	reflected in column (a))

Equity compensation plans	9,694,468	$29.02	26,683,193
approved by security holders

Equity compensation plans not	354,677	$26.40	909,477
approved by security holders

Total	10,049,145	$28.93	27,592,670

MANAGEMENT INFORMATION CIRCULAR 2006
Indebtedness of Directors, Executive Officers and Senior Officers

Aggregate indebtedness outstanding ($Cdn)
	To the Corporation or its subsidiaries
Purpose	as at February 28, 2006	To another Entity

Share purchases	10,211,241	–

Other	4,226,535	–

No indebtedness was incurred by directors or executive officers, former directors or executive officers or proposed directors of the Corporation for the purchase of securities of the Corporation or its subsidiaries. No directors, executive officers or senior officers of the Corporation were indebted to the Corporation or any of its subsidiaries, other than for “routine indebtedness”. The Corporation does not grant personal loans to its directors, executive officers or senior officers, as such terms are defined under the Sarbanes-Oxley Act of 2002, except in accordance with that Act.
Interests of Insiders in Material Transactions
No director, executive officer or senior officer of the Corporation has or has had any material interest, direct or indirect, in any transaction within the previous three years or any proposed transaction which has materially affected or will materially affect the Corporation.
Performance Graph
The following graph compares the total cumulative shareholder return, at December 31, 2005, for $100 invested in common shares, with the cumulative total return of the TSX 300 Stock Index and the TSX Financial Services Index since December 31, 2000. It is assumed that dividends declared on common shares of the Corporation were reinvested at the share price on the payment date.

MANAGEMENT INFORMATION CIRCULAR 2006
Normal Course Issuer Bid
Under a Notice of Intention to Make a Normal Course Issuer Bid (the “Issuer Bid”) filed with the TSX on January 10, 2006, the Corporation gave notice of intent to purchase up to 29,098,029 common shares of the Corporation, representing approximately 5% of the common shares issued and outstanding. Under the Issuer Bid, which covers the period from January 12, 2006 to January 11, 2007, the Corporation has purchased 499,000 of its common shares as of February 28, 2006. Under the Corporation’s 2005 Issuer Bid that was in effect from January 12, 2005 to January 11, 2006 the Corporation purchased 13,473,136 of its common shares. A copy of the Issuer Bid may be obtained free of charge, upon request, from the Corporate Secretary.
Directors’ and Officers’ Liability Insurance
The Corporation has purchased Directors’ and Officers’ liability insurance with an aggregate limit of $210,000,000 per loss. The Corporation will indemnify directors and officers in accordance with its specific indemnification agreements and the Act. In the circumstance that the Corporation is not permitted to grant indemnification, the policy will respond to individual directors and officers directly and no deductible will be applied. The policy expires on May 15, 2006 and has an annual premium of $4,134,000.
Additional Information
The following documents are available, upon request, from the Corporate Secretary: this Circular; the 2005 Annual Report containing the consolidated financial statements for the year ended December 31, 2005; any quarterly reports issued after the Annual Report; Management’s Discussion and Analysis of the Corporation’s condition and results of operations for 2005; and the Corporation’s latest Annual Information Form and any document incorporated by reference in the Annual Information Form. They have all been filed with the Canadian securities regulators and can be found on the SEDAR website: www.sedar.com and with the SEC (website: www.sec.gov).
Contacting the Board of Directors
Shareholders and other interested parties may communicate directly with the Board of Directors by e-mail at boarddirectors@sunlife.com or by writing to:
Board of Directors Sun
Life Financial Inc. 150
King Street West
Toronto, Ontario, Canada M5H 1J9
Directors’ Approval
The contents and the sending of this Circular to shareholders, directors and the auditors of the Corporation have been approved by the Board of Directors.
Joan M. Wilson
Vice-President and Corporate Secretary
March 21, 2006

MANAGEMENT INFORMATION CIRCULAR 2006
SCHEDULE A – Charter of the Board of Directors
This Charter sets out:
1.	The roles and responsibilities of the Board of Directors.

2.	The principal accountabilities that each Director must consider in order to evaluate whether his or her participation on the Board of Directors and Committees of the Board is at the level needed to enable the Director to fulfil his or her duties and responsibilities.

3.	The criteria for selection of new Directors.

4.	The corporate governance practices and policies that apply to the Board of Directors.
1.	Role and Responsibilities of the Board of Directors

Mission

To be a strategic asset of the organization measured by the effective execution of the Board of Directors’ overall stewardship role and the contribution the Directors make – individually and collectively – to the long-term success of the enterprise.

Responsibilities of the Board of Directors

The Board of Directors is responsible for supervising the management of the business and affairs of the Corporation. In discharging this duty, the Board has the following overall stewardship responsibilities and has clearly outlined matters that require Board approval and those that have been delegated to management.

Board of Directors
•	Planning Board size and composition, establishing Committees of the Board, determining Director compensation, evaluating and selecting candidates for election at each annual meeting.

•	Maintaining a formal orientation program for new Directors and ongoing education programs for all Directors.

•	Establishing corporate governance practices and policies that apply to the Board of Directors.

•	Assessing its own effectiveness, the effectiveness of the Committees of the Board, the effectiveness of the Non-Executive Chairman of the Board and the effectiveness of individual Directors on an annual basis.
Senior Management
•	Selecting, evaluating and, if necessary, replacing the Chief Executive Officer and other members of senior management.

•	Delegating to management powers to manage the Corporation.

•	Overseeing succession planning for senior management positions.

•	Approving the compensation of senior management.

•	Advising and counselling the Chief Executive Officer.
Ethics and Integrity
•	Setting an ethical tone for the Corporation.

•	Satisfying itself that senior management are sustaining a culture of integrity throughout the organization.

•	Approving amendments to the Sun Life Financial Code of Business Conduct.

•	Complying with and reviewing employee compliance with the Sun Life Financial Code of Business Conduct and promptly disclosing any waivers of the Sun Life Financial Code of Business Conduct for Directors or senior management.

MANAGEMENT INFORMATION CIRCULAR 2006
Strategy
•	Approving the Corporation’s vision and mission statements.

•	Reviewing the effectiveness of the strategic planning process, approving business objectives and strategic plans on an annual basis.

•	Monitoring corporate performance against these statements, objectives and plans on an ongoing basis.
Risk Management, Capital Management and Internal Control
•	Approving and reviewing compliance with policies and procedures for the management and control of risk, including capital management, and the internal control and management information systems that provide reasonable assurance as to the reliability of the Corporation’s financial information and the safeguarding of its assets.

•	Reviewing compliance with legislative and regulatory requirements.
Material Transactions
•	Reviewing and approving material investments and transactions.
Financial Reporting
•	Reviewing and approving the annual financial statements.

•	Reviewing and approving the quarterly financial statements.
Communication and Disclosure
•	Reporting the financial results to shareholders and other stakeholders on a timely basis.

•	Reviewing, and when appropriate, approving policies with regard to public disclosure, confidentiality of information and securities trading.

•	Enabling shareholders to provide feedback to the independent Directors.
Other
•	Engaging any special advisors it deems necessary to provide independent advice, at the expense of the Corporation.

•	Performing such other functions as prescribed by law or as assigned to the Board in the Corporation’s governing documents.
Committees of the Board

The Board of Directors delegates certain responsibilities to standing Committees of the Board to allow an in-depth review of issues. The Chair of each Committee of the Board reports to the full Board on the Committee’s deliberations following each meeting and makes recommendations on behalf of the Committee on matters requiring full Board approval. Each Committee of the Board has a written Charter that is reviewed regularly. The standing Committees of the Board are: Audit and Conduct Review Committee, Governance Committee, Management Resources Committee and Risk Review Committee.
2.	Director Attributes

The Board of Directors has the duty, under the Insurance Companies Act (Canada), to supervise the management of the business and affairs of the Corporation. In doing so, each Director must act honestly and in good faith with a view to the best interests of the Corporation (fiduciary duty) and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (duty of care). The following are the principal accountabilities that each Director must consider in order to evaluate whether his or her participation on the Board of Directors and Committees of the Board is at the level needed to enable the Director to fulfil his or her duties and responsibilities, and thereby to assist the Board as a whole to fulfil its duties and responsibilities:

MANAGEMENT INFORMATION CIRCULAR 2006
•	Assumes, with the other Directors, the stewardship role of managing or supervising the management of the business and affairs of the Corporation as required by the Act.

•	Understands the Sun Life Financial vision and objectives.

•	Becomes knowledgeable of Sun Life Financial’s businesses and the financial services sectors in which it operates within a reasonable time of joining the Board.

•	Understands current corporate governance practices, the role of the Board of Directors as articulated in the Charter of the Board of Directors, and the mandate of each Committee of the Board on which he or she serves as articulated in the Committee Charter.

•	Prepares thoroughly for each Board and Committee meeting by reviewing the materials sent to Directors in advance and requesting, as appropriate, clarification or additional information to enable the Director to participate fully in Board deliberations, probe and, as appropriate, challenge management, and make informed business judgements.

•	Strives to attend all meetings, and actively participates in Board deliberations and decisions. Informs himself or herself of significant matters dealt with at meetings not attended.

•	Prevents his or her own interests from conflicting with, or appearing to conflict with, the interests of the Corporation, and discloses details of any such conflicting interests.

•	Scrupulously maintains the confidentiality of corporate information and Board deliberations.

•	Votes on all matters requiring a decision of the Board or its Committees except where there exists a conflict of interest.

•	Acts in the highest ethical manner and with integrity in all personal, business and professional dealings and confirms compliance with the Sun Life Financial Code of Business Conduct on an annual basis.

•	Acts independently of management (for Directors who are not members of management).
Criteria for New Directors

The Board of Directors is of the view that the following are some of the most important individual characteristics to be taken into account in the selection of a Director for the Corporation:
•	Proven record of making good business decisions.

•	A clear understanding of current corporate governance practices.

•	A favourable reputation in the business community.

•	A knowledge of local, national and international business issues.

•	A reasonable knowledge of financial matters.

•	Availability to regularly attend Board meetings.

•	Able to act independently of management (for Directors who are not members of management).
In addition to these personal characteristics, certain regulatory requirements are relevant to Director selection such as residency and “affiliation” requirements that apply to the Board and financial literacy requirements that apply to the Audit and Conduct Review Committee.

MANAGEMENT INFORMATION CIRCULAR 2006
3.	Corporate Governance Policies and Practices

Board Composition and Independence

The by-laws provide for the Board to have a minimum of eight and a maximum of 20 Directors. On an annual basis the Board of Directors affirms that a majority of the Directors satisfy the applicable independence and experience requirements of the laws governing the Corporation, the stock exchanges on which the Corporation’s securities are listed and securities regulatory authorities.

A Director is independent if he or she has no direct or indirect material relationship with the Corporation. A material relationship is one which could, in the judgement of the Board, be reasonably expected to interfere with the exercise of independent judgement, or one which has been identified as a material relationship under applicable Canadian or U.S. securities rules.

Election of Directors and Term of Office

The Board has not established a specific number of years a Director may serve on the Board, however, under the by-laws of the Corporation, each Director will be elected for a term of one year. Directors may stand for re-election at the end of each term. The Governance Committee, in consultation with the Non-Executive Chairman of the Board, will review each Director’s nomination for election on an annual basis.

In elections where only the nominees recommended by the Board stand for election, a Director who receives more “withheld” votes than “for” votes for his or her election must tender a written offer to resign to the Chairman of the Governance Committee of Sun Life Financial Inc. in the case of a election by shareholders, or the Chairman of the Governance Committee of Sun Life Assurance Company of Canada in the case of an election by voting policyholders, for acceptance or rejection by the Board of the applicable company. Within 90 days of the annual meeting the Board will decide whether to accept or reject the Director’s offer to resign and promptly disclose by way of news release the outcome of its deliberations. Any Director who tenders his or her resignation will not participate in the consideration by the Board of the resignation offer.

The retirement date for Directors is the date of the annual meeting following the Director’s 70th birthday. The non-management Directors may, if they unanimously determine that is in the best interest of the Corporation to do so, waive this requirement for a Director and nominate the Director for election for one additional term. The waiver may be renewed for a second additional term but not for any further period. A Director who is a member of management must resign when he or she leaves active employment.

Non-Executive Chairman of the Board

The independent Directors will select from among their number a Director who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Non-Executive Chairman of the Board also manages the affairs of the Board so as to assist the Directors in carrying out their responsibilities and enhance the effectiveness and cohesion of the Board as a whole. In conjunction with the Chief Executive Officer, the Non-Executive Chairman of the Board sets the Board agenda. The Non-Executive Chairman of the Board chairs the Board meetings and private sessions of the independent Directors. The Non-Executive Chairman of the Board is a regular attendee at Board Committee meetings. The duties of the Non-Executive Chairman of the Board are outlined in the position description for that role. Those duties include engaging, at the expense of the Corporation, outside advisors for the non-management Directors, the Board or Board Committees, as required.

Meetings of the Board of Directors

A schedule of regular Board and Board Committee meetings is circulated to the Directors and agreed upon by the Governance Committee prior to the commencement of a calendar year. Confirmation of the date, time and place of regular meetings is sent to the Directors approximately three weeks in advance of regularly scheduled meetings.

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Either the Non-Executive Chairman of the Board or any three Directors may call special meetings of the Board of Directors an any time with 24-hours notice. A quorum at any meeting of the Board shall be five Directors and meetings must be constituted so that resident Canadian requirements of the Insurance Companies Act (Canada) are met. At each regularly scheduled meeting of the Board, the independent Directors will meet privately.
Attendance at Board and Committee Meetings
Each Director is expected to attend all meetings of the Board, as well as all meetings of the Board Committees of which the Director is a member. The Board recognizes that additional meetings may need to be scheduled on short notice when participation by all Directors may not be possible. In addition, Directors may not be able to attend meetings from time to time for medical reasons or due to other circumstances. The Governance Committee reviews the attendance of Directors each year. Any Director who does not, in two consecutive years, attend at least 75% of the regularly scheduled meetings of the Board and the Board Committees to which he or she is assigned, must tender a written offer to resign to the Chairman of the Governance Committee for acceptance or rejection by the Board.
Preparation for Board and Committee Meetings
Each Director is expected to prepare for each meeting of the Board, as well as each meeting of the Board Committees of which the Director is a member, by thoroughly reviewing the materials which are generally made available the week before each meeting.
Access to Management
Each Director shall have access to management, as necessary, to carry out his or her responsibilities.
Change of Occupation
Directors whose principal employment changes materially from that which they held when elected to the Board (including retirement from their principal employment) must tender a written offer to resign to the Chairman of the Governance Committee for acceptance or rejection by the Board. The Board is not of the view that Directors in such circumstances must always leave the Board, however, an opportunity should be given to the Board to review the continued appropriateness of Board membership under the revised circumstances.
Conflict of Interest
A Director’s business or personal relationships may occasionally give rise to a material personal interest in a business matter or relationship of the Corporation that conflicts, or appears to conflict, with the interests of the Corporation. In such circumstances, the issue should be raised with the Non-Executive Chairman of the Board. Appropriate steps will then be taken to determine whether an actual or apparent conflict exists, and in accordance with statutory requirements, determine whether it is necessary for the Director to be excused from discussions on the issue.
In addition, each Director must ensure that he or she is free from any interest and any business or other relationship, which could, or could reasonably be perceived to materially interfere with the Director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from holding shares of the Corporation. Directors who are also members of management of the Corporation are recognized by statute as being “affiliated” Directors.
Directors’ Remuneration and Share Ownership
The remuneration of Directors is reviewed on an annual basis to ensure that Directors are adequately and competitively compensated.
It is the policy of the Board that each Director of the Corporation will own or have invested an amount equivalent to a value of not less than $450,000 in common shares or deferred share units of Sun Life Financial Inc. within five years of the adoption of this revised policy in February 2006 or within five years of the Directors’ appointment to the Board, whichever is later.

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Orientation of New Directors
The Corporation provides an orientation program for new members of the Board. This orientation begins with a strategic overview session with the Chief Executive Officer or President and Chief Operating Officer, followed by meetings or briefing sessions with selected company executives, which will include a review of the financial statements of the Corporation. A new Director will be provided with a range of written materials including those, which outline the organization of the Board and its Committees, the powers and duties of Directors, the required standards of performance for Directors, the Sun Life Financial Code of Business Conduct and this Charter.
Management will arrange site visits as well as private meetings with members of management, as requested by the Director.
Continuing Education for Directors
The Corporation provides ongoing business and Director education sessions for members of the Board. Individual Directors may participate in outside professional development programs approved by the Non-Executive Chairman of the Board, at the expense of the Corporation.
Protection of Directors
To protect Directors who have discharged their duties within the law, a by-law of the Corporation requires Directors to be indemnified by the Corporation, subject to any statutory limitations. The Corporation also provides each Director with a personal Indemnification Agreement, which provides certain additional commitments to Directors, subject to statutory limitations. In addition, the Corporation maintains Directors & Officers indemnity insurance on behalf of all Directors.
Communication with the independent Directors
Shareholders and other interested parties may provide direct feedback to the independent Directors in writing, by mail, fax or e-mail. Details on how shareholders can provide feedback are posted on the Corporation’s website: www.sunlife.com. The Corporate Secretary facilitates this process by monitoring these communications on behalf of the independent Directors.
Interaction with the Media
The Board believes that it is the responsibility of management, rather than members of the Board, to speak on behalf of the Corporation. From time to time, Directors may be requested by the media, or by institutional investors, shareholders, customers or policyholders, to discuss certain issues on behalf of the Corporation. Any Director to whom such a request is made should review the request with the Non-Executive Chairman of the Board and the Chief Executive Officer before responding.

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SCHEDULE B –	Sun Life Financial Inc.’s Alignment with The New York Stock Exchange (“NYSE”) Corporate Governance Rules
The following is a summary of the NYSE’s Corporate Governance Rules, in each case followed by a comparison with Sun Life Financial’s governance procedures.

Rule 1	Listed companies must have a majority of independent directors.

Comments:	The Charter of the Board of Directors states that a majority of directors must be independent.

Rule 2	No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company. Companies must identify which directors are independent and disclose the basis for that determination.

Comments:	The Board of Directors has adopted standards to assist it in determining the independence of the directors (the Independence Standard), which is included in the Charter of the Board of Directors under the heading Board Composition, Independence, Number of Directors and Term of Office. The Governance Committee and the board have reviewed information provided by the directors as to their individual circumstances and have determined that 12 of the 14 directors who are nominated for election at the May 10, 2006 annual meeting are independent, based on the Corporation’s Independence Standard. The two directors who are standing for election who are not independent are senior executives of the Corporation: Donald A. Stewart and C. James Prieur. The table in the Election of Directors section of this Circular starting on page four identifies the independence status of each director.

Rule 3	To empower non-management directors to serve as a more effective check on management, the non-management directors of each listed company must meet at regularly scheduled executive sessions without management.

Comments:	An executive session of the non-management directors is held after most regularly scheduled meeting of the Board of Directors, without management. The Chairman of the Board presides at each of these meetings.

Rule 4	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors. The nominating/corporate governance committee must have a written charter that addresses the committee’s purpose and responsibilities and an annual performance evaluation of the committee.

Comments:	The nominating/corporate governance committee of the board is known as the Governance Committee. All members of the Governance Committee are independent directors. The Governance Committee has a written charter that addresses the Committee’s purpose and responsibilities and complies with the minimum requirements of NYSE Rule 4 other than the oversight of the evaluation of management, which is a duty of the Management Resources Committee. The Charter is posted on the Sun Life Financial website: www.sunlife.com. As part of the board’s annual effectiveness review, the Committee undertakes an annual performance evaluation.

Rule 5	Listed companies must have a compensation committee composed entirely of independent directors. The compensation committee must have a written charter that addresses the committee’s purpose and responsibilities, which, at minimum, must be to have direct responsibility

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	(A)	to review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board), determine and approve the CEO’s compensation level based on this evaluation; and

	(B)	make recommendations to the board with respect to non-CEO executive officer compensation and incentive compensation plans and equity-based plans that are subject to board approval; and

	(C)	produce a compensation committee report on executive officer compensation as required by the SEC to be included in the listed company’s annual proxy statement or annual report on Form 10-K filed with the SEC.

Comments:	The compensation committee of the board is known as the Management Resources Committee. All members of the Management Resources Committee are independent directors. The Management Resources Committee has a written charter that addresses the Committee’s purpose and responsibilities and complies with the minimum requirements of the NYSE Rule other than the following: the committee makes recommendations on the Chief Executive Officer’s compensation and performance to the independent directors for approval. The Charter is posted on the Sun Life Financial website: www.sunlife.com. As part of the board’s annual effectiveness review, the Committee undertakes an annual performance evaluation.

Rule 6	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.

Comments:	The Governance Committee and the board have reviewed information provided by the directors as to their individual circumstances. Based on that information, the board has determined that all five members of the Audit and Conduct Review Committee satisfy the SEC rules for audit committee independence.

The Audit and Conduct Review Committee is responsible for the compensation and oversight of the External Auditor. As required under Canadian law, the External Auditor is appointed annually by the shareholders rather than by the Committee. The Committee reviews the performance of the External Auditor and makes a recommendation to the board which in turn recommends a registered public accounting firm’s appointment to the shareholders.

Rule 7	The audit committee must have a minimum of three members.

Comments:	The Corporation complies with the requirements of the NYSE as to the role and composition of audit committees. The Audit and Conduct Review Committee has five members. The Board of Directors has determined that each member of its Audit and Conduct Review Committee is independent, based on the standards for independence established by the Board of Directors, and is financially literate. In the Board of Directors’ judgement, a member of the Audit and Conduct Review Committee is financially literate if, after seeking and receiving any explanations or information from senior financial management of the Corporation or the External Auditors of the Corporation that the member requires, the member is able to read and understand the Corporation’s consolidated financial statements to the extent sufficient to be able to intelligently ask, and to evaluate the answers to, probing questions about the material aspects of those financial statements. The board has also determined that the Chair of the Committee, Ms. Hoeg, is an “audit committee financial expert” as defined by SEC rules and therefore has the accounting or related financial management experience required by NYSE Rule 7. The SEC has indicated that the designation of Ms. Hoeg as an audit committee financial expert does not make Ms. Hoeg an “expert” for any purpose, or impose any duties, obligations or liability on Ms. Hoeg that are greater than those imposed on members of the audit committee and Board of Directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or Board of Directors.

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Rule 7 b	In addition to any requirement of Rule 10A-3(b)(1), all audit committee members must satisfy the requirements for independence set out in Section 303A.02.

Comments:	The Governance Committee and the board have reviewed information provided by the directors as to their individual circumstances. Based on that information, the Board has determined that all five members of the Audit and Conduct Review Committee satisfy the SEC rules for audit committee independence.

Rule 7 c	The audit committee must have a written charter that addresses the committee’s purpose – which, at a minimum, must be to:

	(i)	assist board oversight of (1) the integrity of the listed company’s financial statements, (2) the listed company’s compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, and (4) the performance of the company’s internal audit function and independent auditors; and prepare an audit committee report as required by the SEC to be included in the listed company’s annual proxy statement.

	(ii)	an annual performance evaluation of the audit committee.

	(iii)	the duties and responsibilities of the audit committee – which, at a minimum, must include those set out in Rule 10A-3(b)(2), (3), (4) and (5) of the Exchange Act, as well as to

	A)	at least annually, obtain and review a report by the independent auditor describing: the firm’s internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor’s independence) all relationships between the independent auditor and the listed company;
	B)	meet to review and discuss the listed company’s annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the company’s specific disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;
	C)	discuss the listed company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;
	D)	discuss policies with respect to risk assessment and risk management;
	E)	meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors;
	F)	review with the independent auditor any audit problems or difficulties and management’s response;
	G)	set clear hiring policies for employees or former employees of the independent auditors; and
	H)	report regularly to the board of directors.

Comments:	The Audit and Conduct Review Committee has a written charter that addresses the Committee’s purpose and responsibilities and complies with the minimum requirements of the Rule other than the following. Duties related to oversight of the Company’s compliance with legal and regulatory requirements and policies with respect to risk assessment and risk management have been delegated by the board to the Risk Review Committee, a committee composed entirely of independent directors. The Audit and Conduct Review Committee reviews earnings press releases and reviews the type of financial information provided to analysts and rating agencies.

The Audit and Conduct Review Committee’s Charter is attached to the Annual Information Form filed with the Canadian securities regulators and posted on the Sun Life Financial website: www.sunlife.com and with the United States Securities and Exchange Commission (website: www.sec.gov). As part of the board’s annual effectiveness review, the Committee undertakes an annual performance evaluation.

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Rule 7 d	Each listed company must have an internal audit function.

Comments:	Sun Life Financial has an internal audit function.

Rule 8	Shareholders must be given the opportunity to vote on equity compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.

Comments:	The Corporation complies with TSX rules that require shareholder approval of new share issues.

Rule 9	Listed companies must adopt and disclose corporate governance guidelines.

Comments:	The Corporation has adopted corporate governance guidelines. The subjects outlined in the Rule to be addressed in the corporate governance guidelines are included in the Charter of the Board of Directors. The Corporation’s alignment to CSA guidelines can be found in the Report on Corporate Governance section of this Circular starting on page 16. The Charter of the Board of Directors is set out in Schedule A (page 48) of this Circular. The Charters of the Board of Directors and Board Committees are posted on the Corporation’s website: www.sunlife.com.

Rule 10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

Comments:	The Sun Life Financial Code of Business Conduct applies to directors, officers and employees. It is posted on the Corporation’s website: www.sunlife.com. No waivers of the Code for directors or executive officers have been granted.

Rule 11	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.

Comments:	The Corporation is a foreign private issuer. The Corporation does not believe that its corporate governance practices substantially differ from those followed by domestic companies under the NYSE listing standards.

Rule 12	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.

Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of this Section 303A.

Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation each time a change occurs to the board or any of the committees subject to Section 303A. The annual and interim Written Affirmations must be in the form specified by the NYSE.

Comments:	The Corporation is materially in compliance with the applicable Rules and will notify the NYSE if any executive officer becomes aware of any material non-compliance with the Rules. Annual and interim Written Affirmations are filed with the NYSE.

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SCHEDULE C –	Shareholder Proposal
Proposal No. 1 has been submitted by Mr. J. Robert Verdun, One King Street West, Toronto, Ontario M5H 1A1 and 153-B Wilfred Avenue, Kitchener, Ontario N2A 1X2, e-mail: bobverdun@rogers.com, (telephone 519-574-0252). The proposal and Mr. Verdun’s supporting comments are set out in italics below. The proposal was submitted in English and translated into French by the Corporation.
Proposal No. 1 – All forms of compensation of senior officers shall be proportional to dividends, unless specific approval is obtained from the shareholders for a greater increase.
Effective immediately, the total compensation for any senior officer of the Company shall not increase at a percentage greater than the increase in the dividends paid to shareholders. The total compensation includes salary, bonus, pension contributions, perquisites, stock options, share units, and any other type of compensation paid to senior officers. Increases beyond the percentage rate by which dividends are increased require the specific approval of shareholders at an annual or special meeting.
Shareholder’s Statement
The best measure of profitability of a large financial corporation is its capacity to pay dividends to shareholders. Only when the Company can afford to increase dividends to all shareholders can it be justified in increasing the compensation paid to the senior officers who are responsible for the overall performance of the Company.
The Board of Directors recommends voting against Proposal No. 1 for the following reasons:
Capital generated by the Corporation is used in a number of ways: to fund organic growth, to maintain solvency requirements stipulated by the Office of the Superintendent of Financial Institutions, to invest in strategic opportunities, and to distribute returns to shareholders by buying back shares and by paying dividends. The Board of Directors takes into account and balances all these factors when declaring dividends and considering whether to increase the amount of dividends. Although each decision to increase dividends must be made in light of the then current circumstances, Sun Life Financial has a solid record of paying and increasing dividends since it became a public company in March 2000. The four-year Compound Annual Growth Rate (CAGR) for dividends per share paid to shareholders from 2001 – 2005 is 19.84%.
Compensation programs for senior officers are designed to reward executives for meeting the Company’s objectives. Many factors are taken into consideration in determining whether those objectives have been met, including the increase in Return on Equity, growth in Earnings per Share, Shareholder Return relative to a peer group of North American financial services companies, customer satisfaction, financial strength and growth in the value of new business. Increases in an individual executive’s compensation are based on an assessment of the leadership the individual has provided in meeting these objectives. The competitive market for talent and the appropriate range of compensation in the marketplace are also factors considered in determining increases. The Board of Directors, through its Management Resources Committee, provides a full report to shareholders on its deliberations relative to executive compensation; that report can be found on page 24 of this Circular.
The Board of Directors does not believe that adopting this proposal is in the best interest of shareholders, and recommends voting against it.